   As filed with the Securities and Exchange Commission on ____________, 2001
 =============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        COLLECTIBLE CONCEPTS GROUP, INC.
                        --------------------------------
                 (Name of Small Business Issuer in its charter)


            Delaware                                   95-4026880
-------------------------------             -----------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
  incorporation or organization)


                   1600 Lower State Road, Doylestown, PA 18901
                   -------------------------------------------
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (215) 491-1075
                    -----------------------------------------
                        Securities to be registered under
                         Section 12(b) of the Act: None
                         ------------------------------
                        Securities to be registered under
             Section 12(g) of the Act: Common Stock, $.001 par value
             -------------------------------------------------------

                        COLLECTIBLE CONCEPTS GROUP, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

PART I ..................................................................     4

ITEM 1 - DESCRIPTION OF BUSINESS ........................................     4

       (a)      Business Development.....................................     4
       (b)      CCGR's Business .........................................     6
                o The Company's Current Product Lines ...................     6
       (b)(2)   Marketing Strategy ......................................    11
       (b)(3)   Status of any Publicly Announced New Products ...........    13
       (b)(4)   Competition .............................................    13
       (b)(5)   Raw Materials ...........................................    14
       (b)(6)   Customers ...............................................    14
       (b)(7)   Patents, Trademarks, Licenses, etc. .....................    15
       (b)(8)   Governmental Approvals...................................    15
       (b)(9)   Governmental Regulations.................................    15
       (b)(10)  Research and Development.................................    15
       (b)(11)  Environmental Laws.......................................    15
       (b)(12)  Employees................................................    15

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS ..................    15

ITEM 3 - DESCRIPTION OF PROPERTY ........................................    24

         o Nature and Extent of Issuer's Facilities .....................    24

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL OWNERS AND MANAGEMENT ...............................    25

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
         AND CONTROL PERSONS.............................................    27

       (a)      Directors and Officers. .................................    27
       (b)      Key Employees. ..........................................    28
       (c)      Family Relationships. ...................................    28
       (d)      Legal Proceedings........................................    28

ITEM 6 - EXECUTIVE COMPENSATION. ........................................    28

       (a)      Summary Compensation Table...............................    28
       (b)      Options/SAR Grants.......................................    29
       (c)      Aggregated Option/SAR Exercises and Fiscal
                Year-End Option/SAR Value................................    29
       (d)      Long-Term Incentive Plans................................    29
       (e)      Compensation of Directors................................    29
       (f)      Employment Contracts and Termination of
                Employment and Change in Control Arrangements............    30
       (g)      Report on Repricing of Options/SARS......................    30
ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................    31

ITEM 8 - DESCRIPTION OF SECURITIES.......................................    31
       (a)      Common Stock.............................................    31
       (b)      Convertible Debt.........................................    32
       (c)      Warrants, Options and Anti-Dilution Rights. .............    32
                o Transfer Agent.........................................    32
                o Registration Rights....................................    33
                o Anti-Takeover Provisions...............................    33
                o Reports to Shareholders................................    34

PART II..................................................................    35

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS..............................    35
       (a)      Market Information.......................................    35
       (b)      Holders .................................................    35
       (c)      Dividends................................................    35

ITEM 2 - LEGAL PROCEEDINGS...............................................    36
ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS....................    37
ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES.........................    37
ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................    42
PART F/S - FINANCIAL STATEMENTS..........................................     *
PART III - ITEM 1 - INDEX TO EXHIBITS....................................    43


*Following the signature page

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

(a) Business Development

Background. Collectible Concepts Group, Inc. ("CCGR" or the "Company") was originally formed on March 1, 1986 as "Amour Corporation". It changed its name to "Bard Sports Corp." in September 1988, and changed its name again on February 28, 1993 to "USA Sports Corp". The Company most recently changed its name to "Collectible Concepts Group, Inc." on April 27, 1999. The Company is incorporated under the laws of the State of Delaware.

The Company is focused on creating and distributing high-end and novelty products related to both the entertainment and sports industries. During fiscal 2000, the Company's revenues were primarily derived from the sale of collectible products related to the Austin Powers films. In May 1999, the Company was granted licensing rights by New Line Cinema to manufacture, sell and distribute collectibles relating to the Austin Powers films. The Company has shipped orders of Austin Powers merchandise to approximately 4,500 retailers since production began in June 1999. In November, 1999 the Company was granted a non-exclusive license by Marvel Characters, Inc. to sell and distribute novelties and collectibles based upon certain X-Men character props as they appear in the X-Men film scheduled to be released in July 2000. The Company also has non-exclusive licenses to sell and distribute novelties and collectibles based on props from the Terminator movies.

The Company sells its products through retailers, distributors, department stores and catalogers. Currently CCGR has placed its products in over 4,500 retail locations including Spencer Gifts, Claire's Boutique, Electronic Boutiques, We're Entertainment, Hot Topics, Halloween and costume shops, and a growing list of retailers. CCGR has expanded its marketing horizons to Internet E-commerce, with its websites: Austin Powers Collector's Club.com, Mini-V.com, collectbaseball.com and soon to go online Terminator and X-MEN websites. In addition, CCGR's products are sold on many significant E-commerce sites for this type of merchandise, including Amazon.com, BigE.com, Newline.com, Toysrus.com, iQVC.com, Moletown.com Eviewthis.com, Hollywood.com, Whatshotnow.com, Musicland.com, Boscos.com, Anotheruniverse.com, Fandom.com, Galacticquest.com, Nightflightcomics.com, and Wereentertainment.com. The Company believes that it is respected for the quality and authenticity of its merchandise.

Prior Operations. The Company was incorporated in Delaware on March 1, 1986 to engage in the business of custom designing and importing sports equipment and accessories. In 1991, the Company acquired the marketing rights to All Sports Tattoos, a collection of removable tattoos licensed by the Collegiate and National Football League. In October 1993, the Company acquired all of the outstanding capital stock of Sports World Production, a corporation engaged in the business of producing sports collectibles and organizing and promoting sports autograph shows. In 1994, the Company established USA Tellcards, a new division formed for the purpose of creating and marketing collectible and promotional prepaid phone cards. In February 1995, the Company purchased an 80% interest in USA Diversified Plastics, Inc., a corporation that was formed for the purpose of manufacturing point-of-purchase plastic products and phone cards for wholesale distribution. In 1996, the Company acquired the Atlantic City Seagulls, a franchise purchased from the United States Basketball League. The Company operated the franchise for one year as a general partner. The Company discontinued operations in All Sports Tattoos, Sports World Production in 1995, and USA Tellcards and USA Diversified Plastics in 1996. In 1995 and 1996, the basketball team and other operations were discontinued because they were not profitable, the Company lacked working capital to support them, and because management had identified more promising opportunities.

The Company acquired its current management team in 1992. Since this change in management, the Company has engaged in various business activities relating to marketing of sports-related events and collectibles. As discussed in greater detail below, the Company is now focused on creating and distributing high-end and novelty products related to both the entertainment and sports industries.

(b) The Company's Business:

The Company's Current Product Lines.

The Company believes it has developed a successful process for identifying, designing and marketing unique products for its target markets. The Company's development process includes researching, developing and effectively merchandising and packaging its products in a manner consistent with its product image. The Company enhances its product development process by giving careful attention to design and price points and through its proven method of testing new products with selected retailers and consumers prior to introduction. The Company believes that its close relationships with its suppliers, retailers and customers allow it to quickly introduce new products, accurately estimate consumer demand, promptly identify new product categories and trends regarding existing lines, and substantially reduce development costs.

Stadium Collectibles. In the calendar year 1998, substantially all of the Company's revenues were derived from the sale of the Company's Stadium Collectibles product line. The Stadium Collectibles product line includes a Yankee Stadium Lithograph, which contains an authentic piece of a bench that was housed in Yankee Stadium in 1973, and smaller segments of the same Yankee Stadium bench and authentic bricks from the Ebbets Field stadium rotunda. The Company's target markets for its Stadium Collectibles product line are sports fans and collectors. The Company intends to increase its efforts to reach the target market for its Stadium Collectibles through Internet links and its own website. The Company expects, but cannot guarantee, that the existing Stadium Collectibles line of products (the Yankee Stadium Lithograph, bench and bricks) will be expanded to include several additional products.

Austin Powers Collectibles. The Company's current business plan is to concentrate most of its effort on cultivating business relationships with film production companies that may lead to opportunities for the Company to purchase licensing rights to market products that are based on motion pictures. To this end, the Company entered into a Merchandise License Agreement with Time Warner's New Line Cinema Division in May 1999 (the "New Line License" or "Agreement"). According to the New Line License, the Company was granted the exclusive right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the film "Austin Powers: International Man of Mystery" and its sequel, "Austin Powers: The Spy Who Shagged Me," which was released in theatres in the summer of 1999. The license with New Line Cinema relates only to the manufacture, sale and distribution of the scaled models of props identified in this section. In exchange, the Company has agreed to pay New Line a royalty in an amount equal to ten percent (10%) of the Company's gross sales of the Austin Powers product line including those sold on the Austin Powers website, which includes the membership fee for the Austin Powers Club. In addition, pursuant to the Agreement, the Company has paid Thirty Thousand Dollars ($30,000) to New Line as a non-refundable advance (the "Advance"). The Advance will be applied against royalties derived from sales made by the Company pursuant to the New Line License. The Company also guaranteed that the minimum aggregate amount of royalties paid to New Line during the term of the Agreement (including the Advance) will be One Hundred Thousand Dollars ($100,000). The Company received revenues of approximately $273,000 from Austin Powers products in the year ended February 29, 2000, constituting approximately ninety-two percent (92%) of its revenues. Through February 29, 2000, the

Company had paid New Line approximately Thirty Thousand Dollars ($30,000) in royalties. The Company received revenues of approximately $2,500 from Austin Powers products in the quarter ended May 31, 2000. During the quarter ended August 31, 2000, the Company paid to New Line approximately $250 in royalties. The Company has not been able to predict with any certainty the sales levels for the Austin Powers products. Since the last movie, product sales have not had any discernible pattern. The Company believes sales during the remaining months of the license will be at a level sufficient to cover the remaining royalty at the rate of 10% of gross sales, due to the release of the Austin Powers movies on DVD in early October 2000 and the potential release of new Austin Powers movies during the term of the license. The Company continues to receive revenues from these products but in an insufficient amount to meet its minimum royalty requirements. The Company believes that it will be in a better position to make significant sales if a new Austin Powers movie is released during the term of the License, as the Company will have product available immediately upon release of any new movie. However, if a new Austin Powers movie is not released, or if the Company is unable to generate significant sales even if an Austin Powers movie is released, the Company may be required to meet its minimum royalty requirements from other revenue sources. In addition, the Company notes the continued popularity of the Austin Powers movies as demonstrated by the television presentation of the original movie over the Thanksgiving, 2000 holiday. The term of the New Line License is through December 31, 2001. If the Company has not paid $100,000 in royalties by that date, it will be required to pay the shortfall to New Line.


The Company considers the New Line License to be a major marketing and sales opportunity. The Company was granted the license to manufacture and market a unique line of collectible merchandise to commemorate the Austin Powers films. These collectibles include various props from the films, including replicas of Dr. Evil's ring, the Jumbo Jet, the Male and Female Charm Symbols and the Swinger License Plate.

The Company has also developed "The Bag of Shhh!," another collectible based on the Austin Powers films. "The Bag of Shhh!," based on a phrase used by Dr. Evil, a character in the films, is silver to match Dr. Evil's costume and bears the Dr. Evil company logo. When the bag is squeezed, it responds with an audible "shhh!." On October 1, 1999, the Company established "The Official Austin Powers Collectors Club" as part of its marketing program. The Company has established a website for this club at www.powersclub.com. For $19.95, the Club offers prospective members a unique set of items, not available elsewhere, (e.g. Dr. Evil's money clip, and Austin Powers computer wrist pad, etc) and a variety of other exclusive items, including "inside info" about Austin Powers and other film characters. The Club is promoted both on the Web (links and banners) and on radio and TV spots. The Company's target markets for its Austin Powers product line are fans of the Austin Powers films and collectors. The Company is obligated, under the terms of the licenses for the above-referenced products to pay a royalty to New Line Cinemas in connection with the sale of any products described in this paragraph.


Verne Troyer License and Website. The Company has an agreement with Verne Troyer, also known as "Mini V", who played Mini Me in the second Austin Powers film. Under this agreement, the Company operates a Mini-V fan club and website, and sells merchandise related to Mr. Troyer's character. Under the terms of the agreement, the Company is required to pay Mr. Troyer, on a monthly basis, two percent (2%) of gross revenues from the sales of all related products offered on the Company's internet sites, including membership sold for the "Mini-V Club". To date, the Company has not had any sales of the products offered under the agreement and no memberships have been issued for the "Mini-V Club". Accordingly, the Company has not performed any analysis relating to the sales of the products offered under the agreement. The Company is currently working with Mr. Troyer to develop new products related to his Mini V character to be sold on the website. The license and associated rights to Verne Troyer and the related "Mini-V" products expires December 31, 2001.

Titan Motorcycle License. On May 3, 2000, the Company entered into a license with IMS Properties and the Titan Motorcycle Company ("Titan") with a term through December 21, 2002. The Company will offer and sell a Titan Indy Collectible Motorcycle Replica ("Indy 500") motorcycle under the terms of the agreement. The Company is required to pay a royalty to Titan of seven percent (7%) on sales of the Indy 500, with a minimum royalty of $20,000 by December 31, 2002. The Company paid a $10,000 advance against this minimum royalty in May, 2000. For the period beginning May 3, 2000 and ending November 30, 2000, the Company had no sales and made no royalty payments to Titan.

On May 1, 2000 the Company entered into a licensing agreement with Chicken Soup for the Soul Enterprises ("CSSE"), with a term ending on December 31, 2002. The Company will offer and sell a line of products derived from Chicken Soup brand, including silver-like paper weights, paper clip holder, costume and fine jewelry along with other items under the terms of the agreement. The Company is required to pay a royalty of ten percent (10 %) on sales of the licensed products to CSSE, with a minimum royalty of $50,000. The Company paid $15,000 at the time of signing the license with $10,000 due upon the first shipment of product. No product under this license has yet been shipped. One half of the remaining minimum royalty ($12,500) is due on May 1, 2001 and the other half is due on May 1, 2002.


On July 17, 2000 the Company entered into a licensing agreement with Stan Lee Media, Inc. ("Stan Lee"), with a term ending on May 1, 2003. The Company will offer and sell Stan Lee products including Stan Lee wall Scroll, pens and rings, lithographs, official Cross-like fountain pen, book-ends, and desk accessories, along with other items under the terms of the agreement. The Company is required to pay a royalty of ten percent (10 %) on sales of the licensed products, with a minimum royalty of $40,000. The Company was required to pay $20,000 at the time of signing the license with $20,000 payable no later than November 1, 2001. The Company has made these payments.

Planned New Product Line: X-Men Novelties and Collectibles. In November 1999, the Company signed a License Agreement with Marvel Characters, Inc., which grants the Company the non-exclusive right to market and sell in the U.S. and Canada novelties and collectibles based on certain X-Men comic character props that appear in the new X-Men full-length Twentieth Century Fox motion picture. The movie was released in July, 2000 and stars Patrick Stewart, Ian McKellan, Rebecca Romijn-Stamos and Halle Berry. The licensed articles include the following novelties: graduation rings, dog tags, pins and belt buckles. The licensed articles also include collectible resin replicas of the black jet and the team motorcycle, and resin or metal replicas of Cyclop's Visor, Magneto's Helmet, Professor X's Computer and other products. The Company expects products offered through this license will broaden its retail and e-commerce accounts. The Company has also been licensed to create an X-Men Collector's Club, which will be offered via website, direct mail brochures and display advertising in record and video stores. The Company is obligated, under the terms of the licenses for the above-referenced products to pay a royalty to Marvel Characters, Inc. in connection with the sale of any products described in this paragraph.


The Marvel license has a term through December 31, 2002. The Company is required to pay a royalty of ten percent (10%) on sales of licensed products, with a minimum royalty of $45,000. The Company has paid $15,000 of the minimum royalty. As of September 1, 2000, the Company had either shipped sufficient product or had orders in hand with an aggregate sales price which would require payment in excess of the minimum royalty. However, the Company was negotiating with Marvel to extend the payment period for these royalties.

Planned New Product Line: Terminator 1 and 2 Novelties and Collectibles. In June 1999, the Company entered into licensing agreements with Canal+ DA of France and Creative Licensing to market products related to the films "Terminator" and "Terminator 2: Judgment Day," respectively. According to these licenses, the Company was granted rights to manufacture, sell and distribute certain collectibles relating to these films worldwide. In exchange, the Company has agreed to pay Canal+ DA and Creative Licensing ten percent (10%) of the Company's gross sales of the Terminator product lines under their respective licensing agreements. In addition, Canal+ DA and Creative Licensing each received a non-refundable $7,500 advance that will be applied against royalties derived from sales made by the Company pursuant to these license agreements. The Company also guaranteed that the minimum aggregate amount of $15,000 in royalties will be paid to Canal+ DA and $15,000 in royalties to Creative Licensing during the term of the licensing agreements. The licensing agreements expire on December 31, 2001. The Company has contracted the production of Terminator products, and the products are expected to be available in September 2000. No products for this line have been produced to date. The Company does not plan to distribute this product until calendar year 2001. The Company expects, but cannot guarantee that there will be a strong demand for the Terminator products. The Company further anticipates that the demand for these products will increase upon the happening of the announcement of the next Terminator film. The Company believes that it presently has the capital resources to have the Terminator products manufactured and distributed.

Collectbaseball.com Website. In early May 2000, the Company launched the collect baseball.com website, which is devoted to baseball fans and baseball memorabilia collectors. While the website will offer memorabilia from different baseball eras, it is targeted to the "Golden Age" of baseball, in the 1950's and 1960's. The products offered on this website include a proprietary product, the Permagraph(TM), a product designed to preserve fragile autographs which are otherwise highly likely to deteriorate over time. Each Permagraph(TM) includes real autographs on enameled metal, mounted on an ebony-toned plaque. The collectbaseball.com site will also include authentic memorabilia including photos, autographs and artworks of such players as Hank Aaron, Mickey Mantle, Nolan Ryan, Ken Griffey, Jr., Cal Ripkin and Roberto Alomar. The collection offered on the site also includes signed baseballs, special lithographs of old baseball stadiums, such as Ebbets Field, and other collectibles. This site began producing a small amount of revenues for the Company shortly after its opening in May 2000. Some of the merchandise which the Company sells on this site is merchandise already in the Company's inventory. Other items are items the Company does not stock but orders for its own account only after a customer has ordered them from the Company's site. The Company records the full amount of the sale as revenue in both cases, with the cost or the purchase price of the acquired item recorded as costs of sales.

The Boys of Summer. The Company entered into an agreement with JMJ Films ("JMJ") that entitles the Company to ten percent (10%) of JMJ's net revenue in a movie project titled, "The Boys of Summer." The terms of the arrangement between the Company and JMJ provided that the Company would advance JMJ an aggregate of $55, 000 in consideration of the foregoing rights. Representatives of JMJ have assured the Company that it will be accorded favored status with respect to licensing rights to market memorabilia if the film is produced and distributed. The Company has not entered into a written contract providing for the licensing, the Company's rights to revenues in the future or the repayment terms for the $55,000. Consequently, the Company has provided a full allowance for this advance and no amount of this advance appears on the Company's balance sheet.


"The Boys of Summer" is based on a book by the same name that was written by famed sportswriter Roger Kahn. The book was published by Harper Collins and is now in its 42nd printing. Production of the film has not begun and is contingent upon JMJ negotiating acceptable terms for financing and distribution of the film. There can be no assurance that the movie will receive adequate funding or that the Company's loan will be repaid. The Company has fully reserved the loan in the Company's financial statements. In addition, contracts relating to the financing and distribution of the film may restrict the Company's right to market memorabilia based on the film.

S. D. Studios, Inc. In 1997, the Company entered into an Option Agreement with S.D. Studios, Inc. ("SDS"). SDS is a manufacturer, distributor and marketer of high-end replicas of props and weaponry for motion pictures and television shows. SDS had obtained a license to manufacture collectibles based on motion pictures depicting the characters James Bond and Judge Dredd. On January 1, 1998, the Company exercised its Option and acquired a 51% ownership interest in SDS from existing SDS shareholders, and, in exchange, the Company issued 1,200,000 shares of the Company's Common Stock to SDS and agreed to make its best efforts to reduce approximately Two Hundred and Fifty Thousand Dollars ($250,000) in debt incurred by SDS (the "Indebtedness"). At the time of the Separation Agreement (as discussed below), any unpaid balance remaining on the Indebtedness became the responsibility of SDS. Later in 1998, the Company acquired an additional 16% ownership interest in SDS in exchange for an additional 500,000 shares of Common Stock of the Company.


Some time after its acquisition of ownership in SDS, the Company encountered policy differences with SDS' management and decided that it would shift its resources towards developing collectibles for a more youthful market. To this end, the Company entered into a Business Separation Agreement with SDS on April 28, 1999 (the "Separation Agreement"). Except as provided below, SDS will be solely liable for all debts, obligations, undertakings, liabilities, commitments or claims of SDS ("Obligations") incurred prior to January 1, 1998 and after April 28, 1999 pursuant to the Separation Agreement. In turn, the Company will be solely liable for all obligations incurred between January 1, 1998 and April 28, 1999. Both the Company and SDS agreed to indemnify the other against any liability or claims arising from their respective obligations. Paul Lipschutz, the only officer or director of the Company to serve as an officer or director of SDS, agreed to resign from all positions he held as director, officer or employee of SDS. The officers and directors of SDS agreed to resign from all positions they held as director, officer or employee of the Company and tender to the Company their shares of the Company's Common Stock. This did not include all shares of the Company issued to all shareholders of SDS. Paul Lipschutz also agreed to tender to SDS his equity interest in SDS. Mr. Lipschutz had acquired his interest in SDS by transfer to him of the shares the Company received in SDS upon exercise of the Option. Mr. Lipschutz did not give any consideration for the receipt of these SDS shares. The SDS shares that were ultimately relinquished by Mr. Lipschutz according to the Separation Agreement included all of the SDS Common Stock that was originally acquired by the Company pursuant to the Option Agreement.

Pursuant to the Separation Agreement, the Company and SDS have assumed a prorated amount of the outstanding balance owed by the Company and/or SDS to a specific list of vendors that performed services relating to products manufactured by SDS. In addition, SDS has agreed to manufacture forty-five briefcases relating to the James Bond films, and the Company has agreed to pay One Hundred Dollars ($100) for each briefcase. The Company retains the right to sell these briefcases and collect all profits realized on their sale. In addition, SDS will make a reasonable effort to sell sixty attaches relating to the James Bond films, and the Company is entitled to receive a royalty payment of One Hundred Dollars ($100) on the sale of each attached.

Pursuant to the Separation Agreement, the Company is no longer responsible to reduce the $250,000 in SDS debt which the Company originally agreed to attempt to reduce. The Company never made any payments with respect to this $250,000. The Company has made some payments of the prorated amount of the outstanding balance owed by the Company and/or SDS to the vendors listed in the Separation Agreement. The majority of these have not been paid, and are included in the Company's balance sheet at February 29, 2000 and later dates, at accounts payable.

The Separation Agreement provides that the Company is entitled to receive a five percent (5%) royalty payment on the first One Hundred Thousand Dollars ($100,000) of sales made by SDS to any member of the client base established through the Company's efforts. Upon receiving the first royalty payment, the Company will be entitled to receive a six percent (6%) royalty payment on the next One Hundred and Fifty Thousand Dollars ($150,000) of future sales and another five percent (5%) on the next Two Hundred and Fifty Thousand Dollars ($250,000) of future sales, with such entitlement to royalty payments expiring five years from the date of the Separation Agreement.

Music Art. On June 5, 2000, the Company acquired Music Art Corporation ("Music Art") in consideration of 1,000,000 shares of Company common stock . Through the transaction, Music Art became a wholly owned subsidiary of the Company. The Company acquired certain databases and the inventory of Music Art's music and entertainment memorabilia. The value of the inventory was $ 36,056 and computer equipment was $ 1,368, which represent the majority of the physical assets acquired. The purchase price for Music Art was negotiated between the president of Music Art and the president of the Company. Music Art's business consisted of the marketing and sale of reproductions of signed lithographs of the Rolling Stones and photos of Bruce Springsteen signed by famous rock photographer, Phil Cecola, a well known rock-and-roll group photographer. The tangible assets acquired primarily consisted Rolling Stones signed lithographs and photos of Bruce Springsteen signed by Phil Cecola. The Company did not acquire any new distribution channels through the transaction. The Company did acquire a database owned by Music Art, consisting of several thousand named persons who had purchased Music Art products in the past along with individuals and businesses who previously had been contacted by Music Art with a view to distribution of its products. The license relating to the Rolling Stones covers the marketing and sale of 16 signed in-plate lithographs based on their album covers and tour art. A royalty of twenty five percent (25%) is required to be paid based on net sales of these lithographs with a fixed minimum for framed and unframed pieces. The license agreement under which these products are being sold expired September 30, 1999 with subsequent sales being sold pursuant to an unwritten extension under the same terms and conditions as the license agreement. Since the Company's acquisition of Music Art, the Company has continued selling these products, sending royalty reports and paying royalties to the licensor, without any objection. The agreement with Phil Cecola for the marketing and sale of the 5 igned photos of Bruce Springsteen does not have a stated termination date and requires a royalty of twelve and one half percent (12-1/2%) of sales of these photos calculated on the wholesale price.

           (b)(2)   Marketing Strategy:

The Company creates and markets unique collectible products for the entertainment and sports markets. The Company is not a manufacturer, but rather sources its products from a wide range of manufacturing partners throughout the world.

The Company markets its products primarily through various distributors and independent sales organizations that collectively cover all of North America. The Company utilizes outside sales representatives to sell to the toy, gift, electronic, auto, novelty, Halloween costume, food and drug chains and distributors. The Company also markets "clubs" and other merchandise directly to consumers online on its own websites. The Company's independent representatives also sell to mass merchandisers such as Target, Wal-Mart and K-Mart as well as smaller chains and independently owned stores. The independent sales representatives take orders from customers for the Company's products. The Company also sells products directly to other e-commerce marketing such as Toysrus.com. As of May 5, 2000, products from the Austin Powers product line were available in over 4,500 retail locations.

Of these 4,500 retail locations, approximately 2,000 were Claire's Boutiques, approximately 650 were Spencer Gifts, approximately 75 were Tower Records and approximately 55 were Electronic Boutiques. The balance of the retail outlets were independent retailers.


The Company also plans to market its products internationally. The Company's Terminator licenses permit worldwide distribution of the Company's products. The Company's other licenses are generally only for U.S. and Canadian distribution. The Company plans to request an expansion of its current licenses for other products to include worldwide distribution of its products.


The Company's marketing program is focused on: (1) the creation of unique collectible products tied to well known licensed properties, (2) the establishment of the Company as the premier firm in the creation and management of web-based "Collectors Clubs" and (3) utilization of the Company's reputation in authenticity of collectibles to establish "the Collectory" as an Internet clearing house.

The Company plans to expand its product line to include more entertainment-based collectibles and novelty products. It also plans to develop and market more sports-related products and intensify its efforts to market its existing sports collectibles product line. The Company intends to maximize and expand its business through a variety of marketing efforts, including the development of its own Internet website, participation in trade shows, and posting of advertisements on the internet and at point-of-purchase retail displays. Of course, this marketing strategy will require increased funding and there is no assurance that the Company will obtain the necessary funding to effect its marketing plan.

Exclusive Licensing Agent Agreement. In August 1998 the Company entered into an Exclusive Licensing Agent Agreement with Building Q. At the initiation of this Agreement, Building Q received 3,000,000 shares of the Company's common stock. Building Q is entitled to a commission of 2% of all Company sales from licenses negotiated, acquired or introduced during the term of the Agreement, and is paid $2,500 per month as a consulting fee. The Agreement runs for terms of one year, beginning with August 1, 1998, and can be terminated upon at least 60 days notice prior to the expiration of the current term.

Under the terms of the Agreement, Building Q will not represent any other company that produces products in the high-end limited edition prop replica category.

The Company has negotiated several licenses where it has not utilized the services of Building Q. The Company is not obligated to pay Building Q a commission on these licenses. The Company does expect that it will continue to negotiate licenses on its own behalf, without utilizing the services of Building
Q. The licenses negotiated by the Company, without the services of Building Q, generally are not as significant as the licenses negotiated, acquired or introduced by or through Building Q.

Required Financial Resources. In addition to posing substantial risks, the Company's business plan requires substantial amounts of capital to begin, and later to continue to expand, the Company's operations. The Company's plan of operations is to make strategic acquisitions of vendors and companies that will enhance the Company's operations. Of course, the actual amounts may be higher or lower. Regardless, these figures do not include the development costs associated with the Company's products. The Company's plan of operations likely will require infusions of capital, as the Company will not likely have sufficient assets to accomplish these acquisitions on its own. This likely will require additional sales of the Company's securities, either in the form of common stock or debt.

The Company does not believe it can define the cash needs to expand the Company's business. The Company is investigating several potential acquisitions and routinely examines license opportunities. There likely is significant variation in the range of dollars needed if any of these potential business arrangements to come to fruition. In general, the fixed cost of a license, or minimum royalty, can range from $10,000 to $40,000, plus royalties earned over the minimum, and would normally cover a two or three year period. While the Company has experienced generally decreasing pre-production costs associated with its products, the actual costs will vary depending upon the nature and type of the product to be developed and the expected revenue stream to the licensor. The Company's pre-production costs include prototype and sample package and display artwork and models, all of which may go through several iterations as both the Company and the licensor review the samples. Pre-production costs also include tooling, once prototypes are approved. The tooling costs are capitalized and the other pre-production costs are expensed. The total of these pre-production costs has ranged from $5,000 to $100,000.

As of May 31, 2000, the Company had accounts payable and accrued expenses of approximately $400,000 and over $500,000 in loans coming due within the next 12 months. The Company does not currently have sufficient financial resources to meet these obligations and will depend on new outside financing to satisfy its pending obligations. The Company also lacks adequate financial resources to purchase inventory and meet all of the financial commitments necessary to enter into new product ventures, and will depend on new outside financing to further these efforts. There can be no assurance that the Company will obtain adequate outside financing to purchase inventory, meet its current obligations or continue to expand its operations. The Company would not be able to continue at its current staffing and expense levels for more than thirty (30) days without additional cash from cash sales or the collection of accounts receivable.


Further, the Company's success in marketing products based upon motion pictures is largely dependent upon the box office success of the films. Thus, there can be no assurance that any licensing rights that the Company may obtain will prove profitable.

         (b)(3) Status of Publicly Announced New Products:


The Company's current planned new product lines, X-Men novelties and collectibles, Terminator 1 and 2 novelties and collectibles and the collectbaseball.com website are described above. The Company received $500,000 of purchase orders for X-Men products through September 1, 2000. Substantially all of these orders were received after May 31, 2000. Through September 30, $321,877 of orders had shipped. During the same period, there were not any shipments of Terminator 1 and 2 novelties. Sales, however have occurred throughout for collectbaseball.com products.


         (b)(4) Competition:

The Company believes that direct competition for obtaining licenses in its primary business line, reproductions and collectibles based on movie props, is not a factor. Generally, the Company believes it will receive licenses in most of the cases where it seeks them. However, most of these licenses will be non-exclusive. The Company is not aware of any exclusive relationships between retailers and collectible product distributors, and therefore, the Company and all other competitors are free to compete for the shelf space and other resources of retailers. However, large nationally known distributors of toys and other products may have more bargaining power to demand shelf space. Generally, the Company does not believe that there are high barriers to entry in the collectibles market, except for the high end limited editions market where individual products tend to have retail purchases of $130 to $495. Even though these licenses are non-exclusive, the Company has not experienced direct competition in the form of other companies licensing and producing the same collectibles. The Company experiences its most significant competition in obtaining shelf space in retail outlets for its products. For example, a large toy company might offer products on a movie for which the Company is selling prop replicas. Even though the large toy company's product is not the same as the Company's product, a retail outlet may decide that it only wants to allocate a certain amount of space to products based on that movie, and may be more likely to give the shelf space to the large toy company that is its regular supplier.

There are numerous outlets and venues for baseball collectors to obtain the baseball memorabilia and collectibles offered by the Company. However, the Company believes that some of its baseball products are unique and that the collectbaseball.com website will provide a unique venue for sale of these products. The Company's unique product includes the PermagraphTM, described above under "The Company's Business - Collectbaseball.com Website." The Company is unaware of any other product on the market similar to the permagraph. In addition, the Company is unaware of any other company marketing Yankee Stadium lithographs or Yankee Stadium or Ebbets Fields plaques with portions of bricks or segments of benches from the stadiums attached.

         (b)(5) Raw Materials:

The Company does not manufacture its own products, but relies on outside manufacturers. Most of these outside manufacturers are in Hong Kong and China. The Company believes that there are sufficient numbers of manufacturers that it will not have to rely upon any single source and will be able to obtain alternative manufacturing facilities if chosen manufacturers do not perform. The Company generally enters into exclusive manufacturing agreements with its manufacturers for a single product, but may use various manufacturers for all of the products in a series. The main raw materials used by the Company's manufacturers are plastics, pewter, resins and packaging material. The Company does not believe that there is any significant risk of shortages in these raw materials, nor is fluctuation and the price of these raw materials likely to have an adverse impact on the Company's costs or profit margins. All of the Company's manufacturing agreements are U.S. dollar denominated, so the Company generally does not face exchange rate risks.

         (b)(6) Customers:

In the fiscal year 2000, 27.3 percent of the Company's sales were to Spencer Gifts, 7.6 percent of the Company's sales were to New Line Cinema (representing sales of Austin Powers merchandise that the Company sold to New Line for New Line to use for promotional purposes) and 5.6 percent of sales were to Tower Records stores. The Company does not believe that sales in fiscal 1999 were representative of its sales in 2000 or in the future.

(b)(7) Patents, Trademarks, Licenses, etc.: The Company has several key licenses on which the continued success of its business is dependent. These include the license with New Line for collectibles related to the Austin Powers films and the licenses for planned new products including the license with Marvel Characters for collectibles related to the X-Men film, the licenses with Canal + DA and Creative Licensing for products related to the Terminator films.

(b)(8) Governmental Approvals: The Company's operations are not dependent on any specific government approvals.

(b)(9) Governmental Regulations: The Company's operations are not significantly impacted on any specific government regulations.

(b)(10) Research and Development: The Company has no significant research and development activities.

(b)(11) Environmental Laws: The Company's operations are not significantly affected by environmental regulations.

(b)(12) Employees: As of May 2, 2000, the Company had twelve full-time employees, two part-time employees and three independent consultants. The Company has not had any material employee relations problems or disputes.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company receives revenues from distributing high-end and novelty products related to both the entertainment and sports industries and sells those products through retailers, distributors, department stores, the internet and catalogers. During the quarter ending May 31, 2000, a licensing agreement was signed with IMS Properties and Titan Motorcycle Company of America for the manufacture, sale and distribution of a limited edition replica of the Indy 500 Titan Motorcycle. Subsequent to May 31, 2000, the Company signed a licensing agreement with Chicken Soup for the Soul Enterprises, Inc. for the manufacture, sale and distribution of more than two dozen collectibles to be sold in bookstores and other retail chains. The collectibles will include penholders, nightlights and sports-related items such as tennis racket covers, all carrying an inspirational phrase from a Chicken Soup book. Subsequent to May 31, 2000, the Company signed a licensing agreement with Stan Lee Media, Inc. to develop collectibles based on Stan Lee's signature style and global lifestyle brand, as well as his latest project, the 7th Portal- a team of 21st Century Super Heroes and Super Villains. The collectibles will include sculptures, lithograths, pins, bookends, desk sets and fountain pens based on the image of Stan Lee, the image of "Evil Stan" - the alter ego of Stan Lee and the 7th Portal. The license agreement also includes rights to develop merchandise in connection with a theatrical release of a "7th Portal" feature film during the term of the agreement. The signing of these agreements was part of the Company's ongoing plan to become a broad based, sports and entertainment products company.

During the quarter ending May 31, 1999, the Company's revenues were derived exclusively from the sale of products related to the sports industry. Sales during the quarter ending May 31, 2000 also included sales of the Company's Austin Powers and X-Men product lines. Substantially all of the Company's revenue from the most recently completed fiscal year was attributable to the sales of products from the Austin Powers movies. During fiscal 1999 and prior fiscal years, the Company's revenues were derived exclusively from the sale of products related to the sports industry.

The Company believes there is a trend in the entertainment business towards more films based on comic books, fantasy and action adventure. The Company believes that this trend is favorable to it because of the interesting props that are used in such films and the Company's ability to replicate those props. While revenue from movie prop licenses is highest just before and after the release of a movie, there are several factors that enable the Company to receive revenues at times other than just before and after releases of a movie. Sales increase during the holiday season and the Company expects significant sales of products related to movies released during the year before the holiday season, even if the releases occurred significantly earlier in the year. The Company is also attempting to develop continuity clubs, such as the official Austin Powers Collectors Club, which will enable it to continue marketing products to the hard core fans of a film for the entire life of the Company's license. The expectation or release of sequels to movies for which the Company has already produced props tends to revive interest in those props. In addition, we are currently seeking licenses not related to movie releases. While the X-Men sales will follow the general trend of large sales before and after release of a movie, the Company anticipates that demand for its X-Men products will continue significantly beyond the release of the movies, because of Marvels comic book distribution and a planned Saturday morning X-Men television series.

In the second quarter of fiscal year 2001, the Company began to ship to its customers, products related to the X-Men movie that was released throughout the United States on July 14, 2000, with worldwide distribution of the movie continuing through November.

In addition to the sale of products provided for by the licensing agreements, the Company has the right to operate official fan clubs associated with these movies. During the second quarter of fiscal 2001, the Company started the official X-Men Club website (www.X-MenClub.com) which has attracted over 600 paid members and approximately 6,000 signed up for the free club newsletter. As of February 29, 2000, the Austin Powers internet fan club was fully functioning and producing revenue for the Company.

Also, completed during the quarter ending May 31, 2000 was a website devoted to the "Golden Age of Baseball" (www.collectbaseball.com) with Bill Gilbert, a nationally known writer ("The Duke of Flatbush"), hosting a weekly column. Subsequent to May 31, 2000 the Company announced the hiring of a Managing Director of collectbaseball.com with more than 12 years experience in the field of sports specialty merchandising and marketing and 7 years as Director for the National Baseball Hall of Fame & Museum in Cooperstown, NY.

As a result of the Company's association with the Austin Powers movie, in addition to the sale of related products, it has obtained the promotional rights to Vern Troyer, the diminutive star who played "Mini-Me" in the Austin Powers movie," Austin Powers: The Spy Who Shagged Me". The Company also has the right to manage the Mini-V fan club, and market its products on the Mini-V website.


Cost of sales for the quarter ended May 31, 2000 were comprised of costs associated with the sale of the products related to the Austin Powers and X-Men movies as well as sales from its sports memorabilia. Cost of sales in fiscal year ended February 29, 2000 were predominately the costs associated with the sale of the products related to the Austin Powers movies which include the cost of the product and related freight and handling charges. Costs also include the cost of the product and related freight and handling charges. These products are contract manufactured for the Company by both domestic and foreign companies to specifications developed by the Company and approved by the various licensors. Even though the Company does not feel this places it at risk for filling future orders on a timely basis, it has developed relationships with alternate suppliers for most of its products. Several of its manufacturers will also store and ship product directly to a customer, thereby reducing shipping time and eliminating the costs the Company would incur if the product was first shipped to its location. The Company also feels it is not at risk for any currency fluctuations in its dealing with its foreign manufacturers since all orders are based on U.S. dollars and the Company does not have any long term purchase commitments.

Selling, general and administrative expense consists of payroll and related fringes, royalties, commissions paid to manufacturers sales representatives, advertising, rent, depreciation and other related fixed overhead expenses. Also included in this category are the expenses related to the replication of movie props to ready them for mass production by the contract manufacturers, as well as the non-cash costs related to services satisfied by the issuance of Company stock. The services provided were in direct support of the operations of the Company on both an ongoing basis and in anticipation of the increased business expected from the sales of product related to the X-Men movie. The benefits to the Company from these stock transactions include reduced use of cash which allowed the Company to devote the maximum resources to expanding the business. For recording purposes, the Company valued these services at the fair market value of the services rendered or the fair market value of the stock at time of issuance, whichever is more readily determinable. The Company capitalizes the tooling costs of movie props. Only the tooling costs of a product to be made and sold have been capitalized and no other development costs are capitalized. The Company capitalized $13,000 in tooling costs in the fiscal quarter ended May 31, 2000. All other pre-production costs are expensed. Other pre-production costs include prototypes and samples of packaging, display and products. All expensed pre-production costs, and the amortization of capitalized tooling costs, are included within selling, general and administrative expenses. Costs of manufacturing products for sale are included within cost of sales.

In its continual search to even out the fluctuation in the Company's revenue cycle, the Company made two acquisitions subsequent to May 31, 2000. On June 5, 2000 the Company acquired Music Art Corporation, a company which has a license from the Rolling Stones to distribute lithographs of signed album covers. Music Art also has a license with Phil Ceccola, a photographer of many rock bands, to distribute signed photographs of Bruce Springsteen. The Company also plans to market Music Art products to retailers on it's recently launched website, www.collectmusicart.com.

The second of these acquisitions occurred on August 2, 2000, when the Company acquired Rooter Rattle, L.P. in consideration of $965,000, payable as $390,000 in cash, a $30,000 note payable and 3,633,333 shares of common stock issued at a value of $545,000. The acquisition was accounted for as a purchase. Rooter Rattle markets novelties bearing the logos of professional and amateur sports teams under license from the teams. The excess of acquisition cost over the fair value of net assets, assumed to equal it's book value, was approximately $790,000, which will be amortized over seven years beginning August 2000. The Company also entered into an employment agreement with a former officer of Rooter Rattle, L.P. as part of this transaction.

The Company, during the quarter ending May 31, 2000 continued to invest in its infrastructure by hiring experienced professionals for three newly created positions: Chief Operating Officer, National Sales Manger, and Director of Purchasing and other staff as needed to support the acquisitions and expanding websites.

The amount and timing of the revenue generated from the sales of movie related products is not possible to accurately predict because of the length of time it may take the project to be commercially successful, if at all. As a result, the Company's revenues and net income may fluctuate significantly between comparable periods. Additionally, since the Company's inception, it has experienced significant operating and net losses that it has been able to fund by obtaining private capital. The Company, therefore, can not predict if and when it will generate income from operations and if it will be able to raise sufficient capital necessary to fund future operations.

The Company has taken significant steps to ensure its fiscal viability in the future and continues to pursue additional licenses to even out any fluctuations in the revenue stream. It is also looking to acquire companies that have licenses not only related to movies and entertainment industry but in the sports area.

At March 31, 1998, the beginning of the period for which financial statements are provided in this registration statement, the Company had an accumulated deficit of $4,650,567. This deficit arose from operating losses and not from any particular transaction or transactions. The Company has not generated sufficient revenues to meet its operating expenses. As a result, there is substantial doubt about the Company's ability to continue as a going concern. The added revenue generated by the acquisitions of Music Art and Rooter Rattle, along with the release of the X-Men movie on video tape in November and the revenue generated from its new licenses, all are expected to improve this situation. At the current expenditure rate, and based on the Company's current assumptions regarding revenue, the Company anticipates reaching breakeven in the quarter ending May 31, 2001.

The Company had shipped X-Men products with a sales price in excess of $300,000 as of August 31, 2000. As of that date, the Company had additional orders for X-Men products, which, when delivered, would result in aggregate sales requiring royalty payments in excess of the minimum required royalty for X-Men products. The Company has not yet had any sales of Terminator products, and does not anticipate to begin selling Terminator products until March of 2001. The Company anticipates that another Terminator movie may be released in 2001. If a new movie is released, the Company will be prepared with product and believes it will be able to sell enough product to justify its minimum royalty. The Company has also not had sales of Austin Powers products sufficient to pay the minimum royalty at the contractual royalty rates. Again, the Company believes that there will be another Austin Power movie released in 2001, and that the Company will be prepared with product upon that release and will generate significant sales of Austin Power products. However, if the movies are not released, or if the Company does not realize significant sales if new movies are released, the Company may be required to use other sources of revenue to pay the remaining $15,000 in royalties on Terminator products and the remaining $70,000 in minimum royalties on the Austin Powers products.


Results of Operations

Three Months Ended May 31, 2000 compared to Three Months Ended May 31, 1999.


Net revenues for the quarter ended May 31, 2000 were $9,630 , compared to revenues of $7,226 for the quarter ended May 31,1999. Austin Powers products accounted for approximately $2,500 in sales during the quarter ended May 31, 2000. The remaining revenues for that period were predominantly from the sale of baseball memorabilia. Sales of X-Men products were minimal.

Cost of sales for the quarter ended May 31, 2000 increased by $5,907 from the quarter ended May 31,1999. This increase was mainly attributable to the increased volume of sales, primarily products related to the Austin Power and X-Men movies and collectbaseball website. The decline in gross margin during this period was the result of a write down of old and obsolete inventory, in the amount of $5,000, and not indicative of a general decline in margins on sales.

Selling, general and administrative expenses for the quarter ended May 31, 2000 increased to $877,433 from $78,294 for the quarter ended May 31,1999. For the quarter ended May 31, 2000 and 1999 the services obtained with the issuance of stock included internal accounting and financial services, internet website creation, marketing assistance, insurance program review, and general management consulting. Shares were also issued to satisfy pre-existing anti-dilution clauses with certain investors. Increases in selling, general and administrative expenses related to payroll cost, royalties and product pre-production cost. Staffing increased to thirteen full time and two part consultants for marketing and licensing for the quarter ended May 31, 2000 as compared to three full time and two part time employees for the quarter ended May 31, 1999. As previously mentioned, the Company incurs charges to bring the product to market. These charges relate to the cost for producing the samples as well as the related package design cost for approval by the licensee prior to full production runs of the product. For the quarter ended May 31, 2000 the Company incurred charges of approximately $10,000 versus cost of approximately $6,000 for the quarter ended May 31, 1999.

Selling, general and administrative expenses included the dollar value of stock issued for services in the amounts of approximately $382,300 in the quarter ended May 31, 2000 and $52,000 in the quarter ended May 31, 1999.

The Company incurred interest expense of approximately $167,000 for the quarter ended May 31, 2000 as compared to approximately $3,000 for the quarter ended May 31, 1999 due to increased borrowings and the beneficial conversion calculation related to the application of EITF ("Emerging Issues Task Force") Bulletin for accounting of convertible securities and notes and loans payable with beneficial conversion features. The beneficial conversion calculation added approximately $130,000 of interest expense for the quarter ended May 31, 2000.

As a result of the above, the Company had a net loss of $1,043,187 for the quarter ended May 31, 2000 as compared to a net loss of $77,116 for the quarter ended May 31, 1999.

Twelve Months Ended February 29, 2000 compared to Twelve Months Ended February 28, 1999.

Net revenues for the year ended February 29, 2000 of $296,261 increased by $283,586 as compared to net revenues for the year ended February 28, 1999 of $12,675. This increase in revenues was solely attributable to the sales of product related to the Austin Powers movies. Revenues from Spencer Gifts (approximately 27%), Tower Records (approximately 5.5%), and New Line Cinema (approximately 7.5%) collectively accounted for approximately 40.5% of net revenues for fiscal year 2000.

Cost of sales for fiscal year ended February 29, 2000 of $199,224 increased by $146,405 from fiscal year ended February 28, 1999 of $52,819. This increase was mainly attributable to the increased volume of sales, primarily products related to the Austin Power movies. In fiscal 2000, the Company's gross margin was approximately 32% of sales. Comparisons to the previous year's gross profit are not meaningful because of the significant difference in the amount and type of sales. With the addition of sales of baseball related products on its newly opened baseball website and the sale of products based upon the X-Men movie to be released later this year, the Company expects an improved gross margin if the expected sales are realized.

Selling, general and administrative expenses for fiscal year ended February 29, 2000 increased to $3,064,285 or $2,809,559 from fiscal year ended February 28, 1999 of $254,726. As previously mentioned, the Company has issued a significant amount of stock for services, therefore, selling, general and administrative charges include non-cash charges of $2,058,000 in fiscal year ended February 29, 2000 and $143,750 for the fiscal year ended February 28, 1999. The services obtained with the issuance of stock included internal accounting and financial services, internet website creation, marketing assistance, insurance program review, and general management consulting. Shares were also issued to satisfy pre-existing anti-dilution clauses with certain investors. Increases in selling, general and administrative expenses related to payroll cost, royalties and product pre-production cost. Staffing increased to twelve full time and three part consultants for marketing and licensing for fiscal year ended February 29, 2000 from two full time and one part time employee for fiscal year ended February 28, 1999. Royalty expense increased to approximately $36,600 for fiscal year ended February 29, 2000 as compared to $0 for fiscal year ended February 28, 1999. As previously mentioned, the Company incurs charges to bring the product to market. These charges relate to the cost for producing the samples as well as the related package design cost for approval by the licensee prior to full production runs of the product. For fiscal year ended February 29, 2000 the Company incurred charges of approximately $72,000 versus cost of approximately $4,000 for fiscal year ended February 28, 1999.

Selling, general and administrative expenses included the dollar value of stock issued for services in the amounts of approximately $2,058,000 in the fiscal year ended February 29, 2000 and approximately $144,000 in the prior fiscal year.

The Company incurred interest expense of approximately $248,000 for fiscal year ended February 29, 2000 as compared to approximately $12,000 for fiscal year ended February 28, 1999 due to increased borrowings and the recognition of interest expense related to the issuance of convertible debt with beneficial conversion features.

As a result of the above the Company had a net loss of $3,215,514 for fiscal year ended February 29, 2000 as compared to a net loss of $307,205 for fiscal year ended February 28, 1999.

Liquidity and Capital Resources

Quarter Ending May 31, 2000

As of May 31, 2000 the Company had a working capital deficiency of approximately $537,000 compared to a deficit working capital of $870,000 as February 29, 2000. The deficit working capital as of May 31, 2000 is a direct result of the unprofitable operations for the quarter ended May 31, 2000 that resulted in a cash loss of approximately $671,000. Even with this cash loss, the Company had an ending cash balance of $354,747 principally due to the infusion of approximately $868,000 in March and May 2000 from a previously mentioned private placement.

During the quarter ended May 31, 2000 the Company purchased computer equipment and a delivery van for approximately $51,000. The delivery van was financed through the credit company associated with the manufacturer of the vehicle. This note payable is approximately $27,000. The Company does not foresee any significant capital expenditures needed in the next nine months unless the result of a future acquisition.

The Company has financed its losses through private sales of equity and debt securities, the issuance of stock for services, and deferrals of salary by its President and certain other employees. During the quarter ended May 31, 2000 the Company received the following capital infusions; approximately $446,400 net of fees from issuance of common stock and approximately $370,000 net of fees in convertible debentures. Included in the conversion of the Company's demand notes was a note from a venture capital organization who converted their demand note of $30,000 into common stock and who also had an anti-dilution clause associated with the note. Additionally, the Company received notice from the holders of convertible debentures and demand notes of approximately $111,000 outstanding as of February 29, 2000 and $10,000 convertible debentures issued and converted during the quarter ending May 31, 2000 requesting conversion into 5,555,849 shares of common stock.

During the quarter ending May 31, 2000 the Company starting making payments on approximately $54,000 of demand notes which at that time were expected to be paid off by December 31, 2000, but ultimately were not paid at that date.

As of May 31, 2000 the Company had $345,154 in outstanding notes and loans payable and $192,991 in outstanding convertible debentures net of contra discount of approximately $256,000 related to the 4,000,000 warrants issued with the convertible debenture of $400,000 as mentioned in the preceding paragraph. It also made approximately $7,500 of scheduled payments against the remaining debt that matures at varying dates through February 2001. In addition, the Company has been successful at renegotiating the repayment terms on its debt in the past and feels that it would be able to do so in the future if needed. The Company may be required to continue renegotiating its outstanding debt, however, as most of its outstanding debt is convertible, the Company believes that if its financial performance improves, many of the debtholders may desire to convert their debt into stock.

To acquire Music Art in June, 2000, the Company issued 1,000,000 shares of common stock, with no cash being paid, nor any debt incurred. To acquire Rooter Rattle in July, 2000, the Company paid $390,000 in cash, issued a $30,000 note payable over 12 months, and 3,633,333 shares of common stock.


The cash generated from sales of the X-Men related products and products offered on the collectbaseball.com website are not sufficient to satisfy the Company's ongoing expenditures. The acquisitions of Music Art and Rooter Rattle are expected to improve the situation and the Company anticipates breakeven in the quarter ending May 31, 2001, based on current expenditures and anticipated revenues.

Fiscal Year Ended February 29, 2000

As of February 29, 2000, the Company had a working capital deficiency of approximately $870,000 that was the direct result of the unprofitable operations of the current year that resulted in a cash loss of approximately $700,000. Even with this cash loss, the Company had an ending cash balance of approximately $247,000, principally due to the infusion of $600,000 in February 2000 from a previously mentioned private placement.

During fiscal year ended February 29, 2000 the Company's purchase of equipment was primarily computer equipment of approximately $23,000. The Company does not foresee any significant capital expenditures needed in the next twelve months except and unless it is the result of a future acquisition.

The Company has financed its losses through private sales of equity and debt securities, the issuance of stock for services, and deferrals of salary by its President and certain other employees. During the fiscal year ended February 29, 2000 the Company received cash from loan borrowings of approximately $205,000 less debt repayments of approximately $28,000. These borrowings were unsecured and were in the form of notes and convertible debentures. During the fiscal year ended February 29, 2000, approximately $56,000 of debt was converted into approximately 4.5 million shares of common stock. In fiscal year ended February 29, 2000 the company also received cash from the issuance of common stock of approximately $783,000, net of approximately $101,000 in fees. The Company utilized the proceeds from the sales of securities described in this paragraph principally for working capital and to meet immediate financial obligations.

The Company is a party to a "Purchase and Sale Agreement" with Prestige Capital, a factor, whereby the Company was permitted to, but not required to, sell certain accounts receivable to the factor subject to their approval. The advance rate from the factor is 75% of the face value of the accounts. There is no recourse to the Company in the event of insolvency, as defined in the agreement, by the customer. There is recourse to the Company for all other events of non-payment by the customer. At February 29, 2000 there were no accounts/amounts outstanding under this agreement. The Company did not utilize the agreement after December 1999. The agreement expired July 1, 2000.

An event of default has occurred under the $400,000 in convertible debentures in that the Company did not have an effective registration statement within 150 days of the debenture sale. As a result of this default, the Company is obligated to pay the debenture holders the principal amount of the debentures together with interest and certain other amounts. The Company does not have the capital resources to pay the amounts required under this agreement. The Company's financial advisor has informed the Company that the debentureholders do not intend to take any action at this time due to the default. The Company does not, however, have any legally binding commitment from the debentureholders.

In the opinion of management, the Company believes that it will be able to obtain new licenses and thereby increase revenues, and will pursue an aggressive acquisition strategy to acquire profitable companies. However, the Company will require additional capital infusions during fiscal year ending February 28, 2001 in order to continue to operate until such time as revenues are sufficient to finance operations. The Company will also continue to pay for services with equity, where appropriate, until it has achieved positive cash flow. However there can be no assurance that the Company will be able to obtain sufficient equity or debt capital to meet its operating needs. In early May 2000, the Company granted a security interest in substantially all of its assets to a private investor group, which purchased $400,000 in convertible debentures. For a description of the material provisions of the debentures, see Part II - Item
4. Until the obligations related to these debentures are satisfied, the Company will not be able to use its assets as security for other financings.

As of February 29, 2000, the Company had $367,587 in outstanding notes and loans payable and $70,000 in outstanding convertible debentures. As of May 1, 2000, the Company received notice from holders of $20,000 of the convertible debentures requesting conversion into shares of Company common stock. It also made approximately $12,000 of scheduled payments against the remaining debt that matures at varying dates through February 2001. The Company feels its cash flow will be sufficient to satisfy these debts given the expected success of the X-Men movie and its baseball.com website that has already generated positive results. In addition, the Company has been successful at renegotiating the repayment terms on its debt in the past and feels that it would be able to do so in the future if needed.

Sections of this Report contain forward looking statements, including without limitation, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include the words "believe," "expects," "anticipate," "estimates," "intends," "plans," or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions. Due to the fact that the Company faces competition from other licensors for shelf space, the ability of the Company to obtain additional licenses and the uncertainty of the public's response to the Company's properties as well as uncertainty as to the Company's ability to raise sufficient capital to fund losses from operations actual results or outcomes may differ materially from any such forward-looking statements.

ITEM 3 - DESCRIPTION OF PROPERTY

      Nature and Extent of Issuer's Facilities:

The Company's executive and principal administrative offices are located at 1600 Lower State Road, Doylestown, Pennsylvania 18901, where the Company currently occupies approximately 2,600 square feet of office space pursuant to a lease entered into with Hartsville Real Estate. The term of the lease is three years, expiring in September 2001. The monthly rental payments under the lease are $1,680. The Company believes that this facility is sufficient for its current and planned operations in the near future. The Company stores some inventory at this location; other inventory is held in outside storage facilities as well as by the manufacturers pending delivery to customers.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 2, 2000 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group, and all holders of more than 5% of the shares of any class of the Company's voting securities. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated.

On May 2, 2000, there were 173,951,697 shares of Common Stock outstanding.

                                                                                                   Common Stock
                                                                                                   ------------
                  Name and Address of Beneficial Owner
                                                                                     Number of Shares           Percent of Class
                                                                                     ----------------           ----------------
(a) Officers and directors:

Paul S. Lipschutz                                                                       33,515,568 (1)               19.27%
1600 Lower State Road
Doylestown, PA             18901

Jeffrey Andrews                                                                           800,000                      * %
1600 Lower State Road
Doylestown, PA             18901

Daryle Seidman                                                                           2,075,000                    1.19%
1600 Lower State Road
Doylestown, PA             18901

Officers and Directors as a group (3 persons)                                           36,390,568                   20.47%
---------------------------------------------                                           ----------                   ------


(b)  Other beneficial owners:                                                                  N/A                      N/A
---------------------------------------------------------------------------------------------------------------------------------

*  Less than 1%

(1) Does not include 1,075,000 shares owned by Marilyn Lonker, as to which he disclaims beneficial ownership. Includes 26,333 shares owned by the estate of Harvey Benson, of which Mr. Lipschutz serves as Executor. Also includes 10,000,000 options issued on January 1, 1999 under an arrangement in which the ratio of those options to the total shares outstanding when the options were issued would always be maintained until all 10,000,000 options were exercised. At the original issue date, this ratio was 11.52%. As of May 2, 2000, CCGR had issued 173,951,697 shares of common stock. As of that date, Mr. Lipschutz was eligible to exercise options worth 11.52% of 173,951,697 shares. This equals options worth 20,039,235 of underlying common stock.

Also included are 500,000 options the Company issued to Mr. Lipschutz on November 30, 1995. Mr. Lipschutz may exercise these options to purchase 500,000 shares of common stock for $.10 per share. The options expire on December 1, 2005.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

           (a)      Directors and Officers:

           The directors and executive officers of the Company as of July 23, 2000 are as follows:

                 Name                                   Age                          Position
                 ----                                   ---                          --------
            Paul S. Lipschutz                           53               Chief Executive Officer and Director

            Jeffrey Andrews                             48               Chief Financial Officer and Director

            Daryle Seidman                              33               President of Internet Division, Director

All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been elected and qualified. There are no family relationships among the directors and officers.

Paul S. Lipschutz has served as Chief Executive Officer and director for the Company since 1992. Mr. Lipschutz' experience includes strategic planning, product development, operational systems development and sales management for numerous companies. Mr. Lipschutz is also a recognized expert in the direct response marketplace. Mr. Lipschutz is a 1967 graduate of The Wharton School of Finance and Commerce of the University of Pennsylvania.

Jeffrey Andrews was appointed Chief Financial Officer for the Company in May 1999, and became a director since October, 1999. Mr. Andrews is a certified public accountant and has extensive financial and accounting experience in the private and public sectors. He has worked for several public companies and was directly involved in the roll-up of a publicly held subsidiary into an IPO. From May 1996 to March 1999, Mr. Andrews was the Chief Financial Officer and Vice President of Strategic Planning for the Judge Group, a publicly traded staffing company. Prior to joining the Judge Group, Mr. Andrews had his own consulting firm from 1995 to May 1996 and worked for Ernst & Young from 1993 to 1995 in the area of corporate finance. Mr. Andrews received a Bachelors of Arts degree from Villanova University in 1974.

Daryle Seidman has served as a Director of the Company since 1996. On January 24, 2000, Mr. Seidman was appointed President of the Internet Division. From January, 1999 until March 2000, Mr. Seidman was Global Account Director for AT&T, where he led a team in the development of e-business strategies for AT&T's large global accounts. Mr. Seidman was Mid-Atlantic Regional Director for Teleport Communications Group's ("TCG") CERFnet internet and Advanced Data Group form March 1998 until TCG was acquired by AT&T in December, 1999. From December 1996 to March 1998 he was Vice President of Sales & Marketing at US Online, where he was responsible for developing and building that company's e-commerce service offerings, marketing and support operations. From 1995 through 1996, Mr. Seidman was Strategic Marketing Analyst for Chase Kettering Advertising, where he assisted clients with conducting strategy sessions to identify product growth areas, coordinated market segmentation and life-cycle studies, prepared analyses of resources and strengths, advised clients regarding entry into new market areas, and identified, researched, and developed new product introductions and pilot programs. Mr. Seidman pursued a Bachelor of Arts degree in Marketing Communications at Glassboro State College and attended the AT&T School of Business.

There can be no assurance that these persons will remain affiliated with the Company or that the scope of their involvement will not change.

         (b) Key Employees: There are no key employees in addition to those mentioned above.

         (c) Family Relationships: There are no family relationships among the directors and officers.

         (d) Legal Proceedings: None of the directors and officers have been involved in any bankruptcy proceeding, proceeding under the Federal or State Securities Laws or Commodities Futures Law, any proceeding adverse to the Company or any other legal proceeding material to their evaluation as an officer or director.

ITEM 6 - EXECUTIVE COMPENSATION

         (a) Summary Compensation Table: The following table describes the compensation of the company's five most highly compensated officers:

                           Summary Compensation Table

                                                                                          Long Term Compensation
                                                                                          -----------------------
                                                                                    Awards                      Payouts
                                        Annual Compensation                         ------                      -------
                                        -------------------      Other      Restricted      Securities
                                                                 Annual       Stock         Underlying      LTIP        All Other
      Name and                  Year     Salary      Bonus    Compensation    Award(s)     Options/SARs     Payouts   Compensation
     Principal Position                    ($)         ($)         ($)           (#)
         (a)                     (b)       (c)         (d)         (e)           (f)            (g)           (h)           (i)
    --------------------------------------------------------------------------------------------------------------------------------
  Paul S. Lipschutz             2000     108,000(1)                                                         503,250      8,650,000*
  Chief Executive               1999     108,000                                                              9,000     10,000,000
    Officer

  Jeffrey Andrews               2000     76,770(2)                                                           67,000
  Chief Financial               1999
    Officer

  Daryle Seidman                2000     6,000(3)                                                            70,500
  President, Internet           1999                                                                          2,750
    Division

* Mr. Lipschutz did not receive any option awards in fiscal year 2000. However, he received an option for 10,000,000 shares in fiscal year 1999. Pursuant to anti-dilution terms described below under "Employment Contracts and Termination of Employment and Change In Control Arrangements," these options became exercisable for an additional 8,650,000 shares in Fiscal 2000. As of May 2, 2000, these options were exercisable for 20,039,235 shares.

(1) Mr. Lipschutz agreed to defer his $108,000 salary in each of fiscal 1999 and 2000 due to the financial condition of the Company and to help the Company secure financing. In addition, Mr. Lipschutz received an aggregate 4,950,000 shares of Common Stock as compensation for services in fiscal 2000.

(2) Mr. Andrews received $52,770 in cash compensation from March 1, 1999 through February 29, 2000. He also deferred compensation in the amount of $24,000 during that period, due to the financial condition of the Company. In addition to his salary, Mr. Andrews also received a total of 800,000 shares of Common Stock as compensation for services in fiscal 2000.

(3) Mr. Seidman's salary is remuneration for his position as President of the Internet Division, which commenced on January 24, 2000. In addition to his salary, Mr. Seidman also received a total of 600,000 shares of Common Stock in fiscal 2000 as compensation for services.

     The salary deferred by Mr. Lipschutz and Mr. Andrews has been accrued on the Company's financial statements and will be paid when the Company has sufficient cash flow. Mr. Andrews will receive a salary of $96,000 in fiscal 2001, and Mr. Seidman will receive a salary of $78,000 in fiscal 2001.

(b) Options/SAR Grants: The only options granted to executive officers in fiscal year 2000 were the options for an additional 8,650,000 shares received by Mr. Lipschutz by virtue of anti-dilution rights in options granted in fiscal 1999. No SARs were granted in fiscal 2000.

                      Option/SAR Grants in Last Fiscal Year

                                                       Individual Grants
                                                       -----------------
              (a)                  (b)                       (c)                      (d)                      (e)
                                Number of                 % of Total
                                Securities                Option/SARs
                                Underlying                Granted to
                                Options/SARs              Employees in           Exercise or Base
            Name                Granted (#)               Fiscal Year            Price ($/Sh)              Expiration Date
            ----                ------------              ------------           ----------------          ---------------
     Paul S. Lipschutz           8,650,000                   100%                     $.01                      1/1/04

(c)  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value: None.

(d)  Long-Term Incentive Plans: None.

(e) Compensation of Directors: The Company issues to its directors 50,000 shares of common stock each quarter as a director's fee.

(f)  Employment Contracts and Termination of Employment and Change in Control
     Arrangements:

Mr. Lipschutz has an Employment Agreement with the Company which became effective on January 1, 1999 and which originally expired on January 1, 2004. At each anniversary date of the Employment Agreement, the Employment Agreement will extend for another year, unless either Mr. Lipschutz or the Company gives ninety days prior notice of intent not to have the Agreement renewed. No notice was given on January 1, 2000; therefore the Employment Agreement has been extended to January 1, 2005. If no notice is given on January 1, 2001, the term of the Employment Agreement will be extended to January 1, 2006.

Under the Employment Agreement, Mr. Lipschutz was also granted an option originally exercisable for 10,000,000 shares of the Company's Common Stock at a price of $.01 per share (the "Option"). The Option may be exercised in whole or in part through January 1, 2004, but partial exercises of the Option must be made in lots of 100,000 shares or greater. The Option will continue to be exercisable for its original term after in the event of Mr. Lipschutz' death or the termination of his employment with the Company. Under the Employment Agreement, the number of shares for which the option is exercisable has anti-dilution protection so that the option will always be exercisable for 11.52% of the Company's outstanding Common Stock. Currently, the option is exercisable for 20,039,235 shares.

Mr. Lipschutz initial base salary under the Employment Agreement for calendar year 1999 was $104,000. During the calendar year 2000 and for each year thereafter, Mr. Lipschutz is entitled to an additional salary based on the gross sales of the Company as follows:

                      Annual Revenues                  Additional Salaries
                      ---------------                  -------------------
               $1,000,000 to $1,999,999                     $25,000

               $2,000,000 to $2,999,999                     $50,000

               $3,000,000 to $4,999,999                     $75,000

     Each $1,000,000 increment thereafter                   $25,000

Beginning with the fiscal year 2001, Mr. Lipschutz's base salary will increase by 15% of the sum of his previous year's base salary and additional salary under the table above for the immediately preceding year.

There are no other employment agreements with any executive officer of the Company.

(g)  Report on Repricing of Options/SARS: Not Applicable.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company believes that the terms of the transactions described below were as favorable to the Company as would have been obtained by the Company in arms-length negotiations.

Beginning in fiscal year 1996, Mr. Lipschutz made various loans to the Company to assist it with meeting its important expenditures. From that period to the present, the Company repaid Mr. Lipschutz various amounts at unscheduled times. Repayments and new loans were made during the same fiscal periods. The aggregate outstanding principal balance of the loans have accrued interest at 10 % per annum, and continues to accrue interest at that rate. At February 28, 1998, the Company owed Mr. Lipschutz $83,464 in principal on the loan. In addition, for that year the loan had accumulated $10,313 in interest, and the loan had total accrued interest of $52,376 at February 28, 1998. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 28, 1998 was $135,840.

On April 28, 1999, pursuant to the Separation Agreement between the Company and SDS, Mr. Lipshutz resigned from his position as an officer and director of SDS. Mr. Lipshutz also tendered his equity interest in SDS to SDS under the terms of the Separation Agreement. Mr. Lipshutz had acquired his equity interest by transfer of the SDS shares the Company had received upon exercise of an option to purchase SDS shares. This transaction is discussed in the "Description of Business" section of this registration statement. Mr. Lipshutz did not give any consideration to the Company for the SDS shares he received in the transaction.

At February 28, 1999, the principal amount of Mr. Lipschutz's loan had decreased to $67,101 through net repayments. The loan accumulated $7,528 in interest during Fiscal Year 1999, and the loan had total accrued interest of $59,904 at February 28, 1999. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 28, 1999 was $127,005.

At February 29, 2000, the principal amount of Mr. Lipschutz's loan had decreased to $50,376 through net repayments. The loan accumulated $5,890 in interest during Fiscal Year 2000, and the loan had total accrued interest of $65,794 at February 29, 2000. The total amount owed to Mr. Lipschutz, with interest and principal on the loan, at February 29, 2000 was $116,170.

ITEM 8 - DESCRIPTION OF SECURITIES

     (a) Common Stock

The Company is authorized to issue 350,000,000 shares of Common Stock, $.001 par value per share. As of May 2, 2000, 173,951,697 shares were issued and outstanding. Holders of Common Stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor.

The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

     (b) Convertible Debt.

In May 2000, the Company issued $400,000 in convertible debentures. These debentures are immediately convertible at an exercise price of the lesser of $.04 per share or 50% of the market value at the time of exercise. The debentures are due April 1, 2001, and bear interest at 10% per annum. Interest is payable quarterly. Under certain circumstances, the Company has the option of paying interest by issuing shares of common stock. Those circumstances include having an effective registration statement covering the shares and having the common stock listed on the OTC Bulletin Board (or Nasdaq). The Debentures will be in default if, among other things, the Company experiences a change in control or if, 150 days after the date of issuance of the debentures, there is no registration statement effective covering the resale of the shares issuable on conversion of the Debentures and exercise of certain warrants. The Company's obligations to register the shares for resale, as well as the potential issuance of an additional $400,000 in Convertible Debentures are described in Item 8-"Description of Securities-Registration Rights." The Debentures are secured by substantially all of the Company's assets.

As of May 2, 2000 the Company has outstanding $90,000 in other debt convertible into 2,300,000 shares of common stock on demand. Requests have been received to convert $20,000 of this debt into 1,050,000 shares. This debt has been issued to various holders and may be converted at various rates. The debt is immediately convertible into common stock, and there is no expiration of the right of any holder to convert such debt. No holder owns enough of the convertible debt to convert into shares totaling in excess of 1% of the Company's issued common stock.

     (c) Warrants, Options and Anti-Dilution Rights.

In connection with the $400,000 convertible debentures referenced above, the Company issued warrants exercisable for 4,000,000 shares of the Company's Common Stock at $.17 per share. These warrants expire in 2005. The documents governing these convertible debentures and warrants contain provisions prohibiting conversion or exercise to the extent that such conversion or exercise would cause the holder to beneficially own more than 4.999% of the Company's outstanding common stock. This provision is waivable by the holder on five days prior written notice to the Company.

The Company's President, Paul S. Lipschutz, has an option currently exercisable for 20,039,235 shares of common stock at an exercise price of $.01 per share. This option is exercisable through January 1, 2004. The number of shares for which the option is exercisable has anti-dilution protection so that the option will always be exercisable for 11.52% of the Company's outstanding Common Stock. Mr. Lipschutz also has an option exercisable for 500,000 shares at $.10 per share, which expires on December 1, 2005. In January 2000, the Company agreed to issue stock options at the rate of 50,000 per month for twelve months in connection with obtaining the rights to the Mini-V Website. These options are exercisable at $.01 per share and have no expiration date.

Under an agreement made in connection with a November 1999 investment in the Company, an investor currently holding approximately 2,700,000 shares of common stock has anti-dilution rights requiring the Company to issue additional shares to the investor required from time to time so as to maintain the investor's percentage of the Company's outstanding shares, assuming exercise of all options and warrants and conversion of all convertible debt, at 1.238%.

     Transfer Agent.

The Company's transfer agent is American Register & Transfer, 342 East 900 South, Salt Lake City, UT 84111.

     Registration Rights

The Company has agreed with the holders of the $400,000 convertible debt and related warrants referenced above to file a Registration Statement covering the sale of the shares issuable upon conversion of the convertible debentures and exercise of the warrants, no later than August 1, 2000. At the time the Registration Statement becomes effective, the holders of the convertible debentures will have the right and the obligation to purchase an additional $400,000 in convertible debentures (the "Additional Debentures"), also convertible at the lesser of $.04 or 50% of the market value at the time of conversion, and receive additional warrants for 4,000,000 shares of Common Stock (the "Additional Warrants"). The shares issuable upon conversion of the Additional Debentures and exercise of the Additional Warrants also will be covered by the Registration Statement.

An aggregate of 25,000,000 shares of outstanding Common Stock have "piggyback" registration rights. If the Company registers any of its securities for sale pursuant to a Registration Statement under the Securities Act, the Company will be required to offer the holders of those shares the opportunity to register such shares without cost to the holders thereof, subject only to the managing underwriter advising the Company that the inclusion of such shares of Common Stock would not have a material adverse affect upon its ability to consummate the sale of the securities proposed to be sold by the Company.

     Anti-Takeover Provisions

Although the Board of Directors is not presently aware of any takeover attempts, the Certificate of Incorporation and Bylaws of the Company and Delaware law contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. Potentially, the Company could issue shares of common stock that would dilute the interests of shareholders attempting to wrest control of the Company from management. Lack of cumulative voting also can be considered an anti-takeover device because it impairs the ability of a minority shareholder to elect a director of have a say in management.

Authorized but Unissued Shares: The authorized capital stock of the Company includes 350,000,000 shares of Common Stock. These shares of capital stock were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes, including equity financing, acquisitions, stock dividends, stock splits, employee stock option plans, and other similar purposes which could include public offerings or private placements.

No Cumulative Voting: Neither the Company's Articles of Incorporation nor its Bylaws contain provisions for cumulative voting. Cumulative voting entitles each stockholder to as many votes as equal the number of shares owned by him multiplied by the number of directors to be elected. With cumulative voting, a stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than 50% of the outstanding shares voting to elect one or more members of a board of directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a board of directors and would be sufficient to elect all the members of the board being elected.

Report to Shareholders

The Company will distribute to its shareholders annual reports containing audited financial statements prepared by independent certified public accountants. In addition, the Company shall, from time to time, issue unaudited financial statements and corporate reports.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)  Market Information

The Company's Common Stock was traded over-the-counter on the electronic bulletin board operated by the National Association of Securities Dealers under the symbol "CCGR". The following table sets forth the high and low bid prices quoted for the Company's Common Stock as of May 2, 2000. The Company's stock was removed from the bulletin board on May 2, 2000 for failure to have this Registration Statement become effective. The Company's Common Stock is currently trading on the "pink sheets" maintained by the National Quotation Bureau.

                                                                   High                   Low
                                                                   ----                   ---
              Calendar year 1999

                            First Quarter                          $.000                 $.000
                            Second Quarter                         $.135                 $.000
                            Third Quarter                          $.125                 $.060
                            Fourth Quarter                         $.097                 $.027

              Calendar year 2000

                            First Quarter                          $.590                 $.055
                            Second Quarter
                            (through May 31, 2000)                 $.527                 $.015


The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

(b)  Holders

As of May 1, 2000, there were approximately 661 record holders of the Company's Common Stock.

(c)  Dividends

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of dividends on Common Stock will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, contractual restrictions and general business conditions.

ITEM 2 - LEGAL PROCEEDINGS

In December, 1999, the Company and Mr. Lipschutz were sued by Frederick Davies in the Superior Court for Atlantic County, New Jersey. Mr. Davies claims that he had an agreement with the Company under which he was entitled to receive common stock and employment with the Company pursuant to a business transaction that occurred in 1993. In his complaint, Mr. Davies alleges that he is entitled to 400,000 shares of the Company, $750 per week for three years (together with statutory interest), and $30,000 cash. While the Company did employ Mr. Davies, the Company subsequently terminated him and believes that it had the right to terminate him. The Company believes it provided Mr. Davies with all the consideration to which he was entitled. The Company's counsel has communicated to Mr. Davies counsel that company counsel believes there are significant legal and factual deficiencies with the complaint. The plaintiff's counsel orally informed the Company's counsel, in mid-March, 2000, that the plaintiff would either withdraw or amend the complaint. Neither the Company nor its counsel has heard from Mr. Davies counsel since that time. The Company does not believe it has any significant exposure in this matter.

ITEM 3 - CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has not had any disagreements with its accountants or changes in its accountants in the two years prior to the effective date of this Registration Statement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

Fiscal year 1998
----------------

     The Company issued the following shares of common stock:


     On August 4, 1997, the Company issued 300,000 shares to Audrey Rutman in consideration of the conversion of $5,000 of existing indebtedness. The indebtedness referenced in this paragraph was not convertible as of the time of issuance. The terms of the issuance were negotiated between and among the parties. Ms. Rutman is not affiliated with the Company or any principal of the Company. The proceeds realized from this transaction were utilized by the Company as working capital.

     On January 23, 1998, the London Venture Capital Corp. fund received an aggregate of 1,500,000 shares in exchange for the conversion of $182,096 in existing indebtedness. The terms of the issuance were negotiated between and among the parties. The proceeds realized from the initial indebtedness were utilized by the Company as working capital. The terms of the conversion feature of this indebtedness were consistent with the results of exercise described above. The conversion feature permitted the holder to convert in whole or in part, during the term of the facility.

     Also on January 23, 1998, the Company issued 3,500,000 shares to one unaffiliated person in consideration of past and expected future services to the Company. The person who acquired these securities is a business acquaintance of Mr. Lipshutz. The Company negotiated the issuance of stock in lieu of cash for such services. The number of shares issued was a direct calculation of the value of the services the Company received and expects to receive and the share price at the time of issuance.The Company received an aggregate of $50,000 in value of services rendered.

     During the course of the entire fiscal year, a total of 9,658,000 shares were purchased for cash by 47 non-affiliated persons for a total cash payment of $168,380. No underwriters were utilized by the Company. There were no underwriting discounts or commissions paid in connection with the offer and sale of these securities. The shares were sold by the officers and directors of the Company. The proceeds of these sales were utilized by the Company as working capital. The securities referenced in this paragraph were issued by the Company to the purchasers at various times throughout the fiscal year. In each instance, the purchaser was known to an officer or director of the Company prior to purchase. The offers and sales described in this paragraph were not part of a single plan of financing, but rather were made at distinct points throughout the year, based upon the capital needs of the Company. In every instance, the individual who purchased the securities of the Company was afforded the opportunity to ask questions of and receive answers from officers of the Company. In each instance, the purchaser was believed, on the basis of reasonable inquiry, to understand the risks and merits of the investment. Albert Rodriquez, Gene Hyland, Rick Rodes and Roy Mittman purchased shares on more than one occasion, but in no instance did any person purchase shares on more than two occasions.

     In consideration of services rendered to the Company, the Company issued a total of 11,260,000 shares to 34 non-affiliates with a total market value of $132,217. Shares of stock were issued in consideration of services to the Company including, but not limited to: consulting, legal, administrative, management, marketing, licensing, sales consulting, public relations, artwork, financial, and accounting. The Company and the vendor agreed through negotiated transactions to accept payment in securities in lieu of cash. The Company believed that the value of the stock issued was commensurate with the value of the services rendered in each instance. The Company did not attempt to secure an independent fair market valuation for any such transaction at the time it took place. Bernard Shulman, Ira Fox, Richard Lieberman, Robert E. Kramen, Richard Day and Hoffman Resources acquired the Company's common stock in consideration for services rendered to the Company on more than one occasion, however, no person received shares of common stock on more than four occasions. Furthermore, no person identified in the preceding paragraph relating to sales of common stock in consideration of cash payment were issued shares of common stock in consideration of services rendered.

       Officers and directors and family members (including, for purposes of this Item 4, Marilyn Lonker) were issued 22,150,000 shares for services provided to the Company, with a total fair market value of $214,000. Specifically, 20,700,000 shares were issued to Paul Lipshutz (1,400,000 of which were issued to Marilyn Lonker). 50,000 shares were issued to Henry Lipshutz. 1,200,000 shares were issued to Daryle Seidman, and 200,000 were issued to Kenneth Rosner. The Company did not obtain an independent valuation of the services rendered by the officers and directors that served as the consideration for these shares.

Fiscal year 1999
----------------

       The Company issued the following shares of common stock:

     On March 31, 1998, the Company issued 1,500,000 shares to Edward M. Bachurski, an individual who is not affiliated to the Company for a total cash payment of $15,000. No underwriters were utilized by the Company and there were no underwriting discounts or commissions paid in connection with the offer and sale of these securities. The shares were offered and sold by the officers and directors of the Company. The proceeds of this sale were utilized by the Company as working capital. Mr. Bachurski previously was known to an officer or director of the Company. Mr. Bachurski also was issued shares of the Company's stock during the fiscal year in consideration of the restructuring of certain existing indebtedness. This transaction is described below.

     2,700,000 shares were issued to the nine shareholders of SD Studios, Inc., in connection with the Company's acquisition of a 51% interest in S.D. Studios, Inc. held by such shareholders. One-hundred thousand shares were issued to each of Messrs. Gary Barth, Frank Carney, Alan Cross, Tom Gillen and John Pisa-Relli. Grace Apgar and Denise Taylor also were issued 100,000 shares each. Eurdite Consulting, and Stephen and Linda Dymszo both were issued 1,000,000 shares. Management valued these shares at $27,000. The shares were issued on four separate days, March 31, 1998, May 18, 1998, July 20, 1998, and September 21, 1998. Mr. Pisa-Relli, and Mr. and Mrs. Dymso previously had been issued 100,000 and 200,000 shares respectively in consideration of services rendered to the Company in the previous fiscal year.

     On July 20, 1998, Richard Elmore received 1,965,000 shares in consideration for conversion of $184,973 in indebtedness. Mr. Elmore received 1,500,000 shares under the terms of the promissory note previously issued by the Company and received another 465,000 shares in consideration of the interest that accrued on the note. The conversion ratio for the note relating to the 1,500,000 shares was established at the time the note was issued. The original indebtedness was a $150,000 convertible debenture issued March, 1996. Mr. Elmore later agreed to accept additional shares of the Company's stock in consideration of the accrued interest as a result of negotiations with the Company.

     On October 19, 1998, Mr. Bachurski, agreed to extend the term of an existing $25,000 facility in consideration of an additional 200,000 shares of common stock. Mr. Bachurski previously had purchased 1,500,000 shares of stock for a total cash payment of $15,000.

     James Mustoe, another non-affiliated individual, was issued 100,000 shares of common stock on January 13, 1999 in consideration of the making of a $10,000 loan to the Company. Mr. Mustoe purchased 60,000 shares of the Company's common stock in the previous fiscal year for $540. Mr. Mustoe also purchased 480,000 shares of the Company's common stock in three separate transactions during the fiscal year. The total consideration for these purchases was $4,800.

     During the course of the fiscal year, 6,990,000 shares were purchased for cash by 29 non-affiliated persons for a total consideration of $54,800. There were no underwriting discounts or commissions paid in connection with the offer and sale of these securities. The proceeds of these sales were utilized by the Company as working capital. The securities referenced in this paragraph were issued by the Company to persons at various times throughout the fiscal year. In each instance, the purchaser was known to an officer or director of the Company prior to purchase. The offers and sales described in this paragraph were not part of a single plan of financing, but rather were made at several points throughout the year, depending upon the capital needs of the Company. In every instance, the individual who purchased the securities of the Company was afforded the opportunity to ask questions of and receive answers from officers of the Company. In each instance, the purchaser was believed, on the basis of reasonable inquiry, to understand the risks and merits of the investment. Ray Maiwurm and Roy Mittman both purchased shares of the Company's common stock on more than one occasion during the fiscal year. Mr. Mittman also purchased share of the Company's common stock as joint tenants with his wife Christine No person purchased shares of common stock on more than four occasions. Mr. Mittman purchased the shares of the Company's common stock on multiple occasions in the previous fiscal year. The aggregate purchases of Mr. Mittman, either as sole shareholder or as a co-owner in fiscal year 1999 was 1,500,000 shares. Mr. Mittman purchased 200,000 shares in the preceding fiscal year.

     The Company issued an aggregate of 9,525,000 shares to 25 non-affiliated persons in consideration for services rendered to the Company, with a total fair market value of $95,250. Shares of stock were issued in consideration of services to the Company including, but not limited to: accounting, business planning, consulting, financial, financial consulting, Internet consulting, legal services, licensing, marketing, and public relations. The Company and the holder agreed through negotiated transactions to accept payment in securities in lieu of cash. The Company believed that the value of the stock issued was commensurate with the value of the services rendered in each instance. The Company did not attempt to secure an independent fair market valuation for any such transaction at the time it took place.

     Five persons were issued shares of the Company's common stock in consideration of services on more than one occasion in fiscal year 1999. Martin Rhodes, a natural person, was issued a total of 2,250,000 shares in seven separate transactions in consideration of marketing and general business consulting services provided to the Company. In addition, two persons who were issued shares of common stock in fiscal year 1999 also were issued shares in the previous fiscal year in consideration of services rendered to the Company. Richard Day, a natural person, was issued 100,000 shares in consideration for the provision of legal and financial services. The total number of shares issued to Mr. Day during fiscal year 1998 and 1999 in consideration of the provision of legal and financial services was 450,000. The other individual, Bernard Shulman, was issued a total of 350,000 shares in consideration of the provision of financial consulting over the course of the two fiscal years.

     Officers and directors and family members were issued 1,900,000 shares (including, for purposes of this Item 4, Marilyn Lonker) with a total value of $18,500, for services provided to the Company. Specifically, 1,675,000 shares were issued to Paul Lipshutz (775,000 issued to Marilyn Lonker). 50,000 shares were issued to Jay Lipshutz. 175,000 shares were issued to Daryle Seidman.

Other Debt
----------

     In fiscal 1999, the Company issued promissory notes to five individuals for a total consideration of $41,750 in several transactions. The conversion feature of these promissory notes permits the holder to convert in whole or in part, during the term of the facility. One person who already was a shareholder of the Company loaned the Company an additional $25,000. The remaining persons each loaned the Company $5,000, except that one person loaned the Company $1,750.

Fiscal year 2000
-----------------

       The Company issued the following shares of common stock:

     13 individuals (four of whom were related as family members) received a total of 4,529,183 shares in exchange for $56,002 in outstanding indebtedness. That included 500,000 shares issued to Roy Mittman for $5,000 in indebtedness, 150,000 shares issued to Robert Kramen for $1,500 and 3,025,600 shares issued to
E. Michael Bachurski for $27,752 in debt. These transactions in general were not related to each other.

     As part of the Snapcom, Inc. transaction, Snapcom, Michael Feldman, Steve Krauser, Jeffrey Turrell, Lawrence Turrell, Kliger Weiss, James Mustoe, Universal Marketing, Elizabeth Mustoe and Martin Rhodes received an aggregate 2,776,964 shares in exchange for the making or restructuring of loans, and the effect of anti-dilution provisions. These shares had a total value of $134,950 if freely tradeable in the public market, and the Company accounted for these shares at a discounted value of $109,257 because they were not freely tradeable. The corporation was issued a total of 2,100,000 shares in consideration of the making of a $30,000 loan to the Company. Pursuant to the terms of the loan facility, Snapcom has the right to acquire 1,500,000 shares upon conversion. The corporation also had the right to acquire additional shares in consideration of extending the maturity date of the facility. Snapcom acquired an additional 600,000 shares through subsequent extensions of the facility on April 19, 2000. Sanpcom also called the facility during the fiscal year.

     During the course of the fiscal year, 23,532,232 shares were purchased for cash by 59 persons who are not affiliates of the Company for a total consideration of $284,818. There were no underwriting discounts or commissions paid in connection with the offer and sale of these securities. The proceeds of these sales were utilized by the Company as working capital. The securities referenced in this paragraph were issued by the Company to persons at various times throughout the fiscal year. In each instance, the purchaser was known to an officer or director of the Company prior to purchase. The offers and sales described in this paragraph were not part of a single plan of financing, but rather were made at several points throughout the year, depending upon the capital needs of the Company. In every instance, the individual who purchased the securities of the Company was afforded the opportunity to ask questions of and receive answers from officers of the Company. In each instance, the purchaser was believed, on the basis of reasonable inquiry, to understand the risks and merits of the investment. 13 persons purchased shares of the Company's common stock on more than one occasion, but no person purchased on more than three occasions. Two persons described hereunder, including Mr. Mustoe, purchased shares of the Company's common stock in fiscal year 1998. Mr. Mustoe also purchased shares of the Company's common stock in fiscal year 1999.

     The Company issued 19,543,750 shares for services to 62 persons who are not affiliated with the Company, with a total value of $1,895,629 if freely tradeable in the public market (the Company has accounted for these shares at a discounted value of $1,489,843 as they were not freely tradeable). The discounted value was occasioned by the fact that after the Company's stock began trading at values in excess of $0.1 (beginning in June 1999), the Company believed it was appropriate to discount the value of the services by 20%. The Company based this discount principally upon the fact that the securities issued were subject to the holding periods of Rule 144. Shares of stock were issued in consideration of services to the Company including, but not limited to: consulting, legal, marketing, artwork, financial, licensing, public relations, management, public relations and accounting. The Company and the holder agreed through negotiated transactions to accept payment in securities in lieu of cash. The Company believed that the discounted value of the stock issued was commensurate with the value of the services rendered in each instance. 11 persons, including Messrs. Mustoe and Rhodes were issued shares of common stock on more than one occasion during the fiscal year. Martin Rhodes agreed to accept 3,600,000 shares of stock in consideration of consulting services and 500,000 in consideration of certain financial services provided to the Company. Mr. Rhodes was issued a total of 2,250,00 shares in consideration of consulting services rendered in 1999.

     Officers, directors and their relatives were issued 6,600,000 shares for services provided to the Company (including, for purposes of this Item 4, Marilyn Lonker). No consideration was paid for these shares. Specifically, 5,200,000 shares were issued to Paul Lipshutz (250 of which were issued to Marilyn Lonker). 600,000 shares were issued to Daryle Seidman, and 800,000 shares were issued to Jeffrey Andrews. The total fair market value of the services to the Company was $667,000; the Company accounted for these shares at a discounted value of $533,600. Management recorded such shares at a discount of 20% be applied to the services rendered by these officers, directors and relatives due to the restricted nature of the shares.

Other Debt
----------

     In fiscal year 2000, the Company issued promissory notes, convertible by their original terms, to eleven individuals for a total consideration of $150,000 in indebtedness. Several of these facilities were converted after the end of the fiscal year. The effect of this conversion is discussed in more detail in the section entitled Post Fiscal Year-End, below. In fiscal 2000, the Company issued other promissory notes to five individuals, for a total consideration of $44,479 in indebtedness. In addition, in fiscal 2000, one investor, together with members of his family and employees, loaned the Company an aggregate $54,007 under certain promissory notes.

Post Fiscal Year-End
--------------------

     Since February 29, 2000, the Company has issued the following shares of common stock:

Rule 504 Offering of Common Stock

     The Company conducted an offering under Securities Act Rule 504 in February 2000 and March 2000. In February 2000, three entities purchased a total of 15,000,000 shares for a total price of $600,000. In March 2000, the same three entities purchased an additional 10,000,000 shares for $400,000. The Company paid consulting fees of an aggregate of $130,000 upon the receipt of the proceeds of this offering. In addition, the Company paid an attorney fees of $20,000 in cash and 60,000 shares of common stock in connection with making certain introductions. The attorney was retained for the specific purpose of providing said introductions. The terms of this engagement were presented to the Company by the attorney. The Company has not utilized this attorney since this transaction, and does not expect to utilize the services of this attorney in the future.

       55,000 shares of common stock were issued as hiring incentives to two employees of the Company on April 10, 2000. The Company received no consideration other than the employment of these two individuals for the shares that were issued.


       On April 19, 2000, Snapcom received 600,000 shares as consideration for extension of the maturity date of certain existing indebtedness. Under the term s of this facility, which originated in November 1999, the Snapcom had the option of extending the maturity date of the obligation in consideration of 600,000 Shares of the Company's common stock. Snapcom also was issued 1,500,000 shares upon termination of this facility.

       An additional 2,389,000 shares were issued to 15 individuals for an aggregate cash purchase price of $86,200 through April 24, 2000. The proceeds of these sales were utilized by the Company as working capital. The securities referenced in this paragraph were issued by the Company to persons at various times throughout the fiscal year. In each instance, the purchaser was known to an officer or director of the Company prior to purchase. In every instance, the individual who purchased the securities of the Company was afforded the opportunity to ask questions of and receive answers from officers of the Company. In each instance, the purchaser was believed, on the basis of reasonable inquiry, to understand the risks and merits of the investment. James Mustoe purchased 424,000 shares in two transactions during this period.


Rule 506 Offering of Convertible Debentures and Warrants


     On May 2, 2000, the Company issued an aggregate of $400,000 principal amount of Convertible Debentures to three accredited investors. The debentures are secured by substantially all of the Company's assets. The Debentures are convertible to common stock at the lower of $.04 per share or 50% of the market value per share at the time of conversion. The investors also received warrants exercisable for 4,000,000 shares of common stock at $.17 per share. The warrants are immediately exercisable and expire in April 2005. This transaction was conducted pursuant to Securities Act Rule 506. The Company paid certain consulting fees in an aggregate of $52,000 upon the receipt of the proceeds of this offering. The consulting fees were paid by the Company to the NIR Group pursuant to a consulting agreement between the Company and NIR. The proceeds of the offering were utilized by the Company principally for X-Men inventory purchases, and thereafter for general working capital. The Debentures are immediately convertible into shares of common stock of the Company.

     On June 5, 2000, the Company issued 1,000,000 shares to Music Expo, Inc. of common stock in connection with the Company's acquisition of Music Art. Also as part of this transaction, the Company issued 20,000 shares to the attorney for Music Art in satisfaction of a portion of his legal fees associated with the transaction. At or about the same time, the Company issued 250,000 shares to Denny Somac, in consideration of his employment as President of Music Art, a wholly owned subsidiary of the Company. The Company also issued a total of 25,000 shares of common stock to three employees of Music Art in consideration of their continued employment with the Company.


Securities Act Exemptions Relied Upon

     Except as otherwise noted above and in connection with the offerings under Rule 504 and Rule 506, the Company relied upon the exemption provided in Section 4(2) of the Securities Act of 1933 in connection with the above referenced transactions. The Company relied on Section 4(2) as no public solicitation was employed, all of the shares were issued with restrictive legends and the acquirers of the shares had access to the type of information which would be contained in a registration statement and had sufficient sophistication so as to not require the protection afforded by registration under the Securities Act.


     Each of the purchasers of the Company's securities was given the opportunity to ask questions of and receive answers from Company management. Except as otherwise noted in this section, no commissions or other remuneration was paid or given in connection with the offer and sale of the Company's securities. Unless otherwise expressly noted, the proceeds of each sale of the Company's securities was utilized by the Company as working capital

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation contains a provision permitted by the Delaware General Corporation Law ("DGCL") which eliminates the personal liability of the Company's directors for monetary damages for breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. The provision of the Company's Certificate of Incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

The DGCL empowers the Company to indemnify officers, directors, employees and others from liability in certain circumstances such as where the person successfully defended himself on the merits or acted in good faith in a manner reasonably believed to be in the best interests of the corporation. The Company's Bylaws require indemnification, to the fullest extent permitted by the DGCL, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of the Company, or of another corporation serving at the request of the Company, against all expenses and liability actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

                              FINANCIAL STATEMENTS

The Index to Financial Statements and the Company's financial statements required to be contained in this registration statement follow the signature page of this report.

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

Exhibit  Description

3.1      Certificate of Incorporation*

3.2      Bylaws.*

4.1 Form of Debenture used in outstanding debt of approximately $70,000 as of 2/29/00. *

4.2      Form of Debentures Due April 2001 (aggregate $400,000)*

4.3 Form of Warrants issued in connection with 4.2 (exercisable for an aggregate 4,000,000 shares).*

4.4      Form of Registration Rights Agreement with holders of 4.2 and 4.3.*

10.1     Paul S. Lipschutz Employment Agreement *

10.2     Exclusive Licensing Consultant Agreement with Building Q*.

10.3 Merchandise License with New Line Productions, Inc. for Austin Powers products.*

10.4     Royalty Agreement with Galena Industries. *

10.5 License Agreement with Creative Licensing Corporation for Terminator Products.*

10.6     License Agreement with Canal+ DA for Terminator 2 products.*

10.7     Financial Consulting Agreement with NIR Group, LLC.*

10.8     License Agreement with Marvel Characters, Inc. for X-Men products.* -
         10.9 Lease for 1600 Lower State Road.*

10.10    Agreement with Verne Troyer and TC Ventures.*

10.11    Secured Convertible Debenture Purchase Agreement **

10.12    Security Agreement executed in connection with Exhibit 10.11.**

10.13    Separation Agreement with S.D. Studios**

27       Financial Data Schedule

* Previously filed with Initial Filing of this Registration Statement, filed on May 24, 2000.

**Previously filed with Amendment No. 1 to this Registration Statement, filed on September 11, 2000.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COLLECTIBLE CONCEPTS GROUP, INC.

                                        By: /s/ Paul S. Lipschutz
                                            ----------------------------
                                                Paul S. Lipschutz,
                                                Chief Executive Officer


                                        Date:   February 1, 2001


Pursuant to the requirement of the Securities and Exchange Act of 1934, this Amendment to registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures                     Title                           Date
----------                     -----                           ----

/s/ Paul S. Lipschutz          Chief Executive                 February 1, 2001
---------------------

                               Officer and Director
Paul S. Lipschutz


/s/ Jeffrey Andrews            Chief Financial Officer         February 1, 2001
-------------------            and Director


Jeffrey Andrews


/s/ Robert Gollon              Chief Operating Officer         February 1, 2001
-----------------

Robert Gollon

                              FINANCIAL STATEMENTS

                                                                     Page
                                                                     ----
Collectible Concepts Group, Inc.
  Financial Statements for the Quarterly
  Period ended May 31, 2000                                          F-2

Collectible Concepts Group, Inc.
  Financial Statements for the Years
  Ended February 29, 2000
  and February 28, 1999                                              F-16

Music Art LLC
  Financial Statements for the
  Quarterly Period Ended
  March 31, 2000                                                     F-36

Music Art LLC
  Financial Statements for the
  Year Ended December 31, 1999                                       F-43

Pro Forma Financial Information                                      F-51

                        COLLECTIBLE CONCEPTS GROUP, INC.

                            FOR THE QUARTERLY PERIOD
                               ENDED MAY 31, 2000

                               TABLE OF CONTENTS


                                                                   PAGE(s)
                                                                   -------

BALANCE SHEET                                                      F-4

STATEMENTS OF OPERATIONS                                           F-5

STATEMENT OF SHAREHOLDERS' DEFICIENCY                              F-6

STATEMENTS OF CASH FLOWS                                           F-7

NOTES TO FINANCIAL STATEMENTS                                      F-8

                        COLLECTIBLE CONCEPTS GROUP, INC.
                                  BALANCE SHEET
                                  MAY 31, 2000
                                   (UNAUDITED)

                                     ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                 $   354,747
      Accounts receivable - trade
          (net of allowance for doubtful accounts of $1,500)                         16,082
      Inventories                                                                   393,424
      Prepaid royalties                                                              40,766
      Prepaid expenses and other                                                     48,967
                                                                                -----------

              Total current assets                                                  853,986
                                                                                -----------

PROPERTY AND EQUIPMENT                                                               85,290

Less - accumulated depreciation                                                      20,325
                                                                                -----------

              Net property and equipment                                             64,965
                                                                                -----------

                   Total assets                                                 $   918,951
                                                                                ===========



                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
      Notes and loans payable, current portion                                  $   323,865
      Convertible debentures                                                        192,991
      Accounts payable and accrued expenses                                         422,091
      Accrued payroll                                                               286,556
      Payroll taxes payable                                                          76,767
      Accrued interest                                                               83,329
      Accrued royalties                                                               5,462
                                                                                -----------

          Total current liabilities                                               1,391,061
                                                                                -----------

NOTES PAYABLE, NET OF CURRENT PORTION                                                21,289
                                                                                -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIENCY
      Capital stock, $.001 par value,
          350,000,000 shares authorized;
          187,280,167 issued and outstanding                                        187,281
      Additional paid-in-capital                                                  8,610,393
      Accumulated deficit                                                        (9,236,473)
      Deferred compensation/services                                                (54,600)
                                                                                -----------

          Total shareholders' deficiency                                           (493,399)
                                                                                -----------

                   Total liabilities and shareholders' deficiency               $   918,951
                                                                                ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                        COLLECTIBLE CONCEPTS GROUP, INC.
                            STATEMENTS OF OPERATIONS
                THREE MONTHS ENDED MAY 31, 2000 AND MAY 31, 1999
                                   (UNAUDITED)

                                                                       2000                          1999
                                                                       ----                          ----
SALES                                                              $       9,630                $       7,226

COST OF SALES                                                              8,689                        2,782
                                                                   -------------                -------------

      GROSS PROFIT                                                           941                        4,444

SELLING, GENERAL AND ADMINISTRATIVE                                      877,433                       78,294
                                                                   -------------                -------------

LOSS FROM OPERATIONS                                                    (876,492)                     (73,850)

OTHER INCOME (EXPENSES)
      Total other income (expense), interest expense                     166,695                        3,266
                                                                   -------------                -------------


NET LOSS                                                           $  (1,043,187)               $     (77,116)
                                                                   =============                =============



NET LOSS PER SHARE:
      BASIC AND DILUTED                                                   ($0.01)                       $0.00
                                                                   =============                =============

WEIGHTED AVERAGE SHARES USED IN NET
       LOSS PER SHARE CALCULATIONS:
      BASIC AND DILUTED                                              181,554,000                   94,777,000
                                                                   =============                =============

                        SEE NOTES TO FINANCIAL STATEMENTS

                        COLLECTIBLE CONCEPTS GROUP, INC.
                      STATEMENT OF SHAREHOLDERS' DEFICIENCY
                         THREE MONTHS ENDED MAY 31, 2000
                                   (UNAUDITED)

                                                        Common Stock        Additional                     Deferred
                                               --------------------------    Paid-in      Accumulated    Compensation/
                                                   Shares        Amount      Capital        Deficit        Services        Total
                                               --------------  ----------   -----------   ------------   -------------  -----------
Balance, March 1, 2000                           162,703,418    $ 162,704   $ 7,247,996    $(8,193,286)     $ (69,300)  $ (851,886)

Common stock issued for
       cash and services rendered                 19,020,900       19,021       813,836              -              -      832,857

Conversion of convertible debentures, notes
       and loans payable to common stock           5,555,849        5,556       108,895              -              -      114,451

Issuance of stock options and warrants                     -            -       309,500              -              -      309,500

Additional paid-in capital related to
      convertible loans, notes and
      subordinated debentures                              -            -       130,166              -              -      130,166

Amortization of unearned compensation                      -            -             -              -         14,700       14,700

Net loss for the three months ended
       May 31, 2000                                        -            -             -     (1,043,187)             0   (1,043,187)
                                               --------------  -----------  ------------  -------------  -------------  -----------

Balance, May 31, 2000                            187,280,167    $ 187,281   $ 8,610,393    $(9,236,473)     $ (54,600)  $ (493,399)
                                               ==============  ===========  ============  =============  =============  ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                        COLLECTIBLE CONCEPTS GROUP, INC.
                            STATEMENTS OF CASH FLOWS
                THREE MONTHS ENDED MAY 31, 2000 AND MAY 31, 1999
                                   (UNAUDITED)

                                                                                         2000             1999
                                                                                         ----             ----
OPERATING ACTIVITIES
      Net loss                                                                      $ (1,043,187)      $ (77,116)
      Adjustments to reconcile net loss to
          net cash used in operating activities:
              Depreciation and amortization                                                7,886             850
              Common stock issued for services rendered                                  383,655          52,120
              Interest expense related to beneficial conversion of debt                  130,166               -
              Expense related to issuance of options and warrants                         52,833               -
      Changes in operating assets and liabilities:
          (Increase) decrease in:
              Accounts receivable                                                         (3,696)         (1,996)
              Inventories                                                               (244,016)        (31,973)
              Prepaid royalties                                                          (11,945)        (10,000)
              Other assets                                                                13,400           1,800
          Increase (decrease) in:
              Accounts payable and accrued expenses                                       52,554          18,775
              Acrued interest                                                              4,860         (10,290)
              Accrued payroll                                                            (79,152)         (5,700)
              Payroll taxes payable                                                       65,752           2,379
                                                                                    -----------------------------

                   Net cash used in operating activities                                (670,890)        (61,151)
                                                                                    -----------------------------

INVESTING ACTIVITIES
      Net cash used in investing activities, purchase
              of property and equipment                                                  (24,127)         (6,367)
                                                                                    -----------------------------

FINANCING ACTIVITIES
      Borrowings, net of financing fees                                                  370,500          17,662
      Proceeds from issuance of capital stock, net                                       446,407          46,575
      Repayment of notes and loans                                                       (14,634)              -
                                                                                    -----------------------------

                   Net cash provided by financing activities                             802,273          64,237
                                                                                    -----------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         107,256          (3,281)

CASH AND CASH EQUIVALENTS, BEGINNING                                                     247,491           4,182
                                                                                    -----------------------------

CASH AND CASH EQUIVALENTS, ENDING                                                      $ 354,747           $ 901
                                                                                    =============================

                        SEE NOTES TO FINANCIAL STATEMENTS

                        COLLECTIBLE CONCEPTS GROUP, INC.
                         NOTES TO FINANCIAL STATEMENTS
                        THREE MONTHS ENDED MAY 31, 2000

NOTE  1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Description of Business

              Collectible Concepts Group, Inc. (the "Company") distributes high-end and novelty products related to both the entertainment and sports industries. The Company sells its products through retailers, distributors, department stores, the internet and catalogers.


         Basis of Presentation

              The financial statements as of May 31, 2000 and for the three months ended May 31, 2000 and 1999 are unaudited; however, in the opinion of management, such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

              The interim financial statements should be read in conjunction with the financial statements for the fiscal year ended February 29, 2000 and the notes thereto, included in the Company's report on Form 10-KSB for the year ended February 29, 2000.


         Risks, Uncertainties and Management Estimates

              The results of operations for the interim periods are not necessarily indicative of the results that might be expected for future interim periods or for the full year ending February 28, 2001.

              The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Revenue Recognition

              Revenue from the sale of products is recognized at the time of delivery. The Company records an allowance for estimated returns, as required.

         Earnings (Loss) Per Share

              The Company follows Statement of Financial Accounting Standards No. 128 ("FAS No. 128") "Earnings Per Share". Basic and fully diluted earnings (loss) per share amounts are computed based on net income
         (loss) and divided by the weighted average

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         number of shares actually outstanding. The number of shares used in the computation were 181,554,000 in 2000 and 94,777,000 in 1999.

              The assumed conversion of convertible debt into 11,000,000 common shares in 2000 and 3,000,000 common shares in 1999 and the exercise of outstanding options and warrants to purchase 26,325,000 common shares in 2000 and 12,020,000 common shares in 1999 were not included in the computation of diluted earnings (loss) per share in both 2000 and 1999 because the assumed conversion and exercise would be anti-dilutive due to net losses incurred in both years.

NOTE  2. GOING CONCERN

              The Company's financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as a going concern. Since inception, the Company has not generated sufficient revenues to meet its operating expenses and has incurred significant operating losses and net losses. At May 31, 2000, the Company has a shareholder's deficiency of $439,399 and a working capital deficiency of $ 537,075. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

              To generate additional revenues and the working capital needed to continue and expand operations, the Company has accomplished the following.

              During the quarter ending May 31, 2000, a licensing agreement was signed with IMS Properties and Titan Motorcycle Company of America for the manufacture, sale and distribution of a limited edition replica of the Indy 500 Titan Motorcycle. Subsequent to May 31, 2000, the Company signed a licensing agreement with Chicken Soup for the Soul Enterprises, Inc. for the manufacture, sale and distribution of more than two dozen collectibles to be sold in bookstores and other retail chains. The collectibles will include penholders, nightlights and sports-related items such as tennis rackets covers, all carrying an inspirational phrase from a Chicken Soup book. Subsequent to May 31, 2000 the Company signed a licensing agreement with Stan Lee Media, Inc. to develop collectibles based on Stan Lee's signature style and global lifestyle brand, as well as his latest project, the 7th Portal- a team of 21st Century Super Heroes and Super Villains. The collectibles will include sculptures, lithographs, pins, bookends, desk sets and fountain pens based on the image of Stan Lee, the image of "Evil Stan" - the alter ego of Stan Lee and the 7th Portal. The license agreement also includes rights to develop merchandise in connection with a theatrical release of a "7th Portal" feature film during the term of the agreement. The signing of these agreements was part of the Company's ongoing plan to become a broad based, sports and entertainment product company.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE  2. GOING CONCERN (continued)

              In the second quarter of fiscal year 2001, the Company began to ship to its retail customers, products related to the X-Men movie that was released throughout the United States on July 14, 2000, with worldwide distribution of the movie expected to continue through November. During the second quarter of fiscal 2001, the Company also started the official X-Men Club website (www.X-MenClub.com) which has attracted over 600 paid members and approximately 6,000 who signed up for the free club newsletter.

              Also, completed during the quarter ending May 31, 2000, was a website devoted to the "Golden Age of Baseball"
         (www.collectbaseball.com).

              In it's continual search to even out the fluctuation in the Company's revenue cycle, the Company made two acquisitions subsequent to May 31, 2000. On June 7, 2000, the Company acquired Music Art, which has a license from the Rolling Stones to distribute lithographs of signed album covers. They also have a license with Phil Ceccola, a published photographer of many rock bands, to distribute signed photographs of Bruce Springsteen. The Company plans to market Music Art products to retailers on it's recently launched website, www.collectmusicart.com.

              On August 2, 2000, the Company announced the acquisition of Rooter Rattle Sports Specialty Company. Rooter Rattle produces licensed sports novelties with the league and team logos of Major League Baseball, Minor League Baseball, National Professional Soccer League, American Hockey League, East Coast Hockey League, Class of 2000 and Arena Indoor Football. To more accurately reflect the diverse nature of their product line, the name was subsequently changed to Team Sports Concepts.

              The Company has signed an agreement with an experienced management/consulting firm for the purpose of raising $5,000,000 of additional capital to fund future operations, including acquisitions. As of May 31, 2000, the Company has received $1,022,500, with an additional $439,000 received subsequent to year-end (in June 2000).

              The Company has developed and currently operates the following websites in addition to the CollectibleConcepts.com website:

              o    powersclub.com

              o    mini-v.com

              o    x-menclub.com

              o    collectmusicart.com

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE  2. GOING CONCERN (continued)

              The Company has reserved several additional website names for future use, including the following:

              o    collectyankees.com

              o    terminatorclub.com

NOTE  3. NOTES AND LOANS PAYABLE

              At May 31, 2000, notes and loans payable consisted of various unsecured notes and loans payable to certain individuals, investors and an auto finance company. The notes and loans bear interest at various rates ranging from 8.0% to 12.0% and have various maturities through February 28, 2006. During the quarter ended May 31, 2000, the Company converted notes and loans payable in the amount of $76,000 into 3,889,000 common shares. In connection with the issuance of certain notes payable during the year ended February 29, 2000, the Company recorded additional interest expense of $46,766 for the three months ended May 31, 2000 relating to beneficial conversion features.

              Included in notes and loans payable is $50,000 due to the Company's President. During the three months ended May 31, 2000, the Company accrued interest of approximately $1,270 relating to these loans to its President and at May 31, 2000 approximately $67,000 in accrued interest was payable relating to these loans, which is recorded in "accrued interest" in the accompanying balance sheet.

NOTE  4. CONVERTIBLE SUBORDINATED DEBENTURES

              At May 31, 2000, the Company has outstanding $455,000 of convertible debentures to various individuals and investor groups which mature at various times through February 2001 and bear interest at 12% per annum. At May 31, 2000, the debentures are offset by a net contra discount of approximately $256,000 related to warrants issued in connection with the debentures issued to a group of investors for $400,000 (see following paragraph). Each $1,000 unit is convertible at any time at the holder's option into between 10,000 and 25,000 shares of Company common stock for cumulative 11,000,000 common shares. In connection with the issuance of the convertible debentures, the Company recorded additional interest expense of $83,400 for the three months ended May 31, 2000 relating to beneficial conversion features.

              Included in convertible subordinate debentures are $400,000 of convertible debentures issued by the Company in May 2000; these debentures mature April 2001, are secured by substantially all the Company's assets and bear interest at 10% per annum payable quarterly; the debentures are convertible into common stock at any time at the holder's option at the lessor of $.04 per share of 50% of market value (the debt discount of $65,000 assigned to this beneficial conversion feature was recorded as additional paid-in capital and debt discount and was amortized as interest expense in the quarter ended May 31, 2000 because the debentures are convertible at anytime at the holder's option); the debentures also have warrants to purchase 4,000,000 shares of common stock at 110% of the market value on the closing date - the warrants have a five-year life and are exercisable immediately (using an option pricing model, the warrants were valued at $280,000 using the following assumptions: no expected payment of dividends, expected lives of warrants of three years, a risk free rate of 6.5% and a volatility of 75%) (the $280,000 was recorded as additional paid-in capital and a debt discount and will be amortized to interest expense over the term of the related debentures); the debenture holders also have certain rights in the event the Company files a registration statement.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE  5. COMMON STOCK

              In January 2000, the Company entered into an agreement to issue 50,000 stock options per month for twelve months to a non-employee for consulting services to be rendered during calendar year 2000. The options are exercisable at $.01 per share and have no expiration date. In accordance with SFAS No. 123, "Accounting For Stock-Based Compensation", the Company recorded an expense of $29,500 and an increase to additional paid in capital for such options issued in March, April and May 2000. The method of determining the expense was based on using an option pricing model with certain assumptions, including a risk free interest rate of 6.5%, volatility of 100%, expected lives of options of 5 years and no expected payments of dividends. The weighted-average grant-date fair value of options granted was $.22 per share.

              During the three months ended May 31, 2000, the Company received $446,407 (net of $82,453 of financing costs) from the issuance of 13,308,200 shares of common stock through private placements to various investors.

              The Company converted approximately $114,500 of , notes and loans payable and related accrued interest into 5,555,849 shares of common stock.

              In connection with the issuance of $400,000 of debentures issued in May 2000, the Company issued warrants to purchase 4,000,000 shares of common stock at 110% of the market value on the closing date. Using an option pricing model, the warrants were valued at $280,000 using the following assumptions: no expected payment of dividends, expected lives of warrants of three years, a risk free rate of 6.5% and a volatility of 75%. The $280,000 was recorded as additional paid-in capital and a debt discount is being amortized to interest expense over the term of the related debentures.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000

              From time to time, the Company has issued common stock in exchange for the performance of services or as an alternative to the payment of interest on outstanding debt, internal accounting and financial services, internet website creation, marketing, insurance program review and general management consulting. The benefits to the Company from these transactions are as follows:

              o Reduced use of cash which allows it to devote the maximum resources to expanding the business;

              o Increased awareness of the Company which provides the
                opportunity for greater stock support;

              o Creates positive relationships as share price appreciation occurs.

              The dollar value of these activities included in the selling, general and administrative expenses for the three months ended May 31, 2000 was $ 382,300. These transactions have been recorded at the fair value of the services rendered or the fair value of the common stock issued, whatever was more readily evident. For transactions recorded at the fair value of the Company's common stock issued, a 20% discount was applied due to certain trading restrictions placed on such shares which limited the transferability of such shares until after a twelve month holding period. The number of shares of common stock issued for services performed for the three months ended May 31, 2000 was 5,712,700.

NOTE  6. INCOME TAXES

              The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". The Company incurred no income tax expense for the three months ended May 31, 2000 due to net operating losses incurred.

NOTE  7. COMMITMENTS

         Employment Agreement

              The Company has an employment contract (the "agreement") with its President through January 1, 2005 which provides for minimal annual salary and bonuses based on Company revenues. The agreement also provides for one-year extensions every January 1 unless notice is given by the Company.

         Licensees

              The Company has entered into various licensing agreements (the "agreements") for the right to manufacture, sell and distribute certain collectibles and novelties relating to current and future movie characters. The agreements expire at various dates through December 31, 2002 and generally require the Company pay a royalty of 10% of sales, with certain minimum royalty payments required. The total remaining minimum guaranteed royalty as of May 31, 2000 for all agreements is approximately $200,000 of which the Company has paid $55,000 in advances toward this minimum.

         Consulting Agreement

              During 2000, the Company entered into a consulting agreement with an investment advisor for the period March 2000 through February 2001 requiring monthly payments of $5,000.

NOTE  8. STATEMENT OF CASH FLOWS

              During the three months ended May 31, 2000, the Company entered into the following non-cash transactions:

              Converted approximately $154,500 of accounts payable, notes and loans payable and related accrued interest into 5,555,849 shares of common stock.

              Issued a note payable for $40,000 to a shareholder as consideration for waiving certain anti-dilution privileges.

NOTE  9. SUBSEQUENT EVENTS

              Subsequent to May 31, 2000, the following occurred.

              The company received advances from a significant stockholder in the amount of $439,000 from June through August 2000.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE  9. SUBSEQUENT EVENTS (continued)

              On June 5, 2000, the Company acquired 100% of the outstanding common shares of Music Art Corporation ("Music Art") for 1,000,000 shares of Company common stock (See Note 10).

              On August 2, 2000, the Company, through a recently formed wholly-owned subsidiary, Team Sport Specialties Corporation, purchased the assets and liabilities of Rooter Rattle, L.P. in exchange for $965,000 of consideration, payable as $390,000 in cash, a $30,000 note payable and 3,633,333 shares of common stock issued at a value of $545,000 (Note 10).

NOTE 10. ACQUISITIONS

              On June 5, 2000, the Company acquired 100% of the outstanding common shares of Music Art Corporation ("Music Art") for 1,000,000 shares of Company common stock. Music Art is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The acquisition will be accounted for as a purchase. The 1,000,000 shares of common stock issued to acquire Music Art was valued at $300,000, based on the Company's guarantee of the fair market price of the Company's common stock one year from the issuance date. The excess of acquisition cost over the fair value of net assets (liabilities), assumed to equal it's book value, was approximately $377,000 which will be amortized over seven years beginning in June 2000.

              On August 2, 2000, a wholly owned subsidiary of the Company, Team Sport Specialties Corporation, purchased the assets and liabilities of Rooter Rattle, L.P. in exchange for $965,000 of consideration, payable as $390,000 in cash, a $30,000 note payable and 3,633,333 shares of common stock issued at a value of $545,000. The 3,633,000 shares of common stock issued to acquire Rooter Rattle was valued at $545,000, based on the trading price of the Company's stock on the acquisition date which was $.15 per share. The acquisition will be accounted for as a purchase. The excess of acquisition cost over the fair value of net assets, assumed to equal it's book value, was approximately $790,000, which will be amortized over seven years beginning in August 2000. The Company also entered into an employment agreement with a former officer of Rooter Rattle, L.P. as part of this transaction.

              The following unaudited pro forma summary combines the results of operations of the Company, Music Art Corporation and Rooter Rattle, L.P. as if the acquisition had occurred on March 1, 2000, after giving effect to certain adjustments, including amortization of intangible assets and increased interest expense. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of that date. In addition, the pro forma information is not intended to be a projection of future results.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                         THREE MONTHS ENDED MAY 31, 2000


NOTE 10. ACQUISITIONS (continued)

                                     Three Months Ended
                                        May 31, 2000
                                     ------------------
         Revenues                      $     226,727
                                       =============

         Net Loss                      $  (1,061,891)
                                       =============

         Basic and diluted net
           loss per share              $        (.01)
                                       =============

                        COLLECTIBLE CONCEPTS GROUP, INC.

                                   YEARS ENDED
                    FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

                        COLLECTIBLE CONCEPTS GROUP, INC.

              YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999





                                TABLE OF CONTENTS



                                                                      PAGE(s)
                                                                      -------

INDEPENDENT AUDITORS' REPORT                                            F-18

BALANCE SHEET                                                           F-19

STATEMENTS OF OPERATIONS                                                F-20

STATEMENTS OF SHAREHOLDERS' DEFICIENCY                                  F-21

STATEMENTS OF CASH FLOWS                                                F-22

NOTES TO FINANCIAL STATEMENTS                                           F-23

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Collectible Concepts Group, Inc.
Doylestown, Pennsylvania


        We have audited the accompanying balance sheet of Collectible Concepts Group, Inc. as of February 29, 2000 and the related statements of operations and shareholders' deficiency and cash flows for each of the two years in the period ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements present fairly, in all material respects, the financial position of Collectible Concepts Group, Inc. as of February 29, 2000, and the results of their operations and their cash flows for each of the two years in the period ended February 29, 2000 in conformity with generally accepted accounting principles.

        As described in Notes 5 and 6 to the financial statements, the Company's financial statements have been adjusted to give proper accounting recognition to beneficial conversion features relating to certain loans and notes payable and subordinated debentures issued during the year ended February 29 2000.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and at February 29, 2000 has negative working capital and a shareholders' deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Blue Bell, Pennsylvania
May 8, 2000, except as to Note 12,
      which is as of June 5, 2000 and August 2, 2000

                        COLLECTIBLE CONCEPTS GROUP, INC.
                                  BALANCE SHEET
                                FEBRUARY 29, 2000

                                                                                      2000
                                                                                      ----
                                                                                   (Restated)
                                                ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                     $   247,491
     Accounts receivable - trade and other
        (net of allowance for doubtful accounts of $1,500)                              12,386
     Inventories                                                                       149,408
     Prepaid royalties                                                                  28,821
                                                                                   -----------
           Total current assets                                                        438,106
                                                                                   -----------
PROPERTY AND EQUIPMENT                                                                  34,558
Less - accumulated depreciation                                                         16,772
                                                                                   -----------
           Net property and equipment                                                   17,786
                                                                                   -----------
               Total assets                                                        $   455,892
                                                                                   ===========
                                   LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES
     Notes and loans payable                                                       $   367,587
     Convertible debentures                                                             70,000
     Accounts payable and accrued expenses                                             369,537
     Accrued payroll                                                                   405,708
     Payroll taxes payable                                                              11,015
     Accrued interest                                                                   78,469
     Accrued royalties                                                                   5,462
                                                                                   -----------
        Total current liabilities                                                    1,307,778
                                                                                   -----------
COMMITMENTS
SHAREHOLDERS' DEFICIENCY
     Capital stock, $.001 par value,
        350,000,000 shares authorized;
        162,703,418 issued and outstanding                                             162,704
     Additional paid-in capital                                                      7,247,996
     Accumulated deficit                                                            (8,193,286)
     Deferred compensation/services                                                    (69,300)
                                                                                   -----------
        Total shareholders' deficiency                                                (851,886)
                                                                                   -----------
            Total liabilities and shareholders' deficiency                         $   455,892
                                                                                   ===========

                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                            STATEMENTS OF OPERATIONS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999



                                                             2000                  1999
                                                             ----                  ----
                                                           (Restated)
SALES                                                   $    296,261         $    12,675

COST OF SALES                                                199,224              52,819
                                                        ------------         -----------

GROSS PROFIT (LOSS)                                           97,037             (40,144)

SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES (NOTE 7)                                     3,064,285             254,726
                                                        ------------         -----------

LOSS FROM OPERATIONS                                      (2,967,248)           (294,870)

OTHER EXPENSE
     Interest expense                                        248,266              12,335
                                                        ------------         -----------

NET LOSS                                                $ (3,215,514)        $  (307,205)
                                                        ============         ===========
NET LOSS PER SHARE:
     BASIC AND DILUTED                                        ($0.03)              $0.00
                                                        ============         ===========
WEIGHTED AVERAGE SHARES USED IN NET
     LOSS PER SHARE CALCULATIONS:
     BASIC AND DILUTED                                   116,713,182          81,278,221
                                                        ============         ===========

                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                     STATEMENTS OF SHAREHOLDERS' DEFICIENCY
         YEARS ENDED FEBRUARY 29, 2000 (RESTATED) AND FEBRUARY 28, 1999


                                                 Common Stock            Additional                      Deferred
                                            ------------------------       Paid-in      Accumulated    Compensation/
                                              Shares         Amount        Capital         Deficit        Services         Total
                                            ----------      --------      ---------     ------------   -------------   -----------
Balance, March 1, 1998                      65,891,289      $ 65,892     $3,778,143     $(4,670,567)      $      -     $  (826,532)
Common stock issued for
     cash and services rendered             22,865,000        22,865        195,485               -              -         218,350
Conversion of convertible debentures, notes
     and loans payable to common stock       1,965,000         1,965        183,008               -              -         184,973
Net loss for the year ended
     Feburary 28, 1999                               -             -              -        (307,205)             -        (307,205)
                                           -----------      --------     ----------     -----------       --------     -----------
Balance. February 28, 1999                  90,721,289        90,722      4,156,636      (4,977,772)                      (730,414)
Common stock issued for
     cash and services rendered             67,452,946        67,453      2,855,685               -        (69,300)      2,853,838
Conversion of convertible debentures, notes
     and loans payable to common stock       4,529,183         4,529         51,473               -              -          56,002
Additional paid-in capital related to
     convertible loans, notes and
     subordinated debentures                         -             -        184,202               -              -         184,202
Net loss for the year ended
     February 29, 2000                               -             -              -      (3,215,514)             -      (3,215,514)
                                           -----------      --------     ----------     -----------       --------     -----------
Balance, February 29, 2000                 162,703,418      $162,704     $7,247,996     $(8,193,286)      $(69,300)    $  (851,886)
                                           ===========      ========     ==========     ===========       ========     ===========



                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.
                            STATEMENTS OF CASH FLOWS
               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


                                                                              2000             1999
                                                                              ----             ----
                                                                           (Restated)
OPERATING ACTIVITIES
     Net loss                                                             $ (3,215,514)     $ (307,205)
     Adjustments to reconcile net loss to
        net cash used in operating activities:
           Depreciation                                                          5,885           1,163
           Provision for doubtful accounts                                       6,077               -
           Common stock issued for services rendered                         2,070,520         143,750
           Interest expense recorded on convertible
               loans, notes and subordinated debentures                        184,202               -
     Changes in operating assets and liabilities:
        (Increase) decrease in:
           Accounts receivable                                                 (13,670)         (4,793)
           Inventories                                                        (140,532)          3,322
           Prepaid royalties                                                   (28,821)              -
           Prepaid expenses and other                                            2,000          (2,000)
        Increase in:
           Accounts payable and accrued expenses                               189,185          20,642
           Accrued interest                                                     28,219          16,192
           Accrued payroll                                                     201,441          26,667
           Payroll taxes payable                                                10,892             123
           Accrued royalties                                                     5,462               -
                                                                          ------------      ----------
               Net cash used in operating activities                          (694,654)       (102,139)
                                                                          ------------      ----------
INVESTING ACTIVITIES
     Net cash used in investing activities, purchase
        of property and equipment                                              (22,902)              -
                                                                          ------------      ----------
FINANCING ACTIVITIES
     Borrowings                                                                205,161          48,084
     Proceeds from issuance of common stock, net                               783,318          74,600
     Repayments of notes and loans payable                                     (27,614)        (16,363)
                                                                          ------------      ----------
               Net cash provided by financing activities                       960,865         106,321
                                                                          ------------      ----------
INCREASE IN CASH AND CASH EQUIVALENTS                                          243,309           4,182
CASH AND CASH EQUIVALENTS, BEGINNING                                             4,182               -
                                                                          ------------      ----------
CASH AND CASH EQUIVALENTS, ENDING                                         $    247,491      $    4,182
                                                                          ============      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the year for interest                               $     34,033      $        -
                                                                          ============      ==========

                       See Notes to Financial Statements.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business

               Collectible Concepts Group, Inc. (formerly USA Sports Group, Inc.) (the "Company") distributes high-end and novelty products related to both the entertainment and sports industries. The Company sells its products through retailers, distributors, department stores, the internet and catalogers.

          Reissuance of Financial Statements

               The 2000 financial statements have been adjusted and reissued to give proper accounting recognition of beneficial conversion features. As described in Notes 5 and 6 to the financial statements, the Company issued certain loans and notes payable and subordinated debentures in fiscal 2000 that contained beneficial conversion features. As a result, the Company recorded additional interest expense of $184,202 and a corresponding increase in additional paid-in capital. This adjustment resulted in an increase in the previously reported net loss.

          Accounts Receivable

               The Company's trade accounts are unsecured with an allowance for bad debts provided for those amounts whose collectiability is uncertain.

          Property and Equipment and Depreciation

               Property and equipment consists principally of office and computer equipment and are stated at cost. Upon sale or retirement, the cost of the asset and the related accumulated depreciation is removed from the accounts and the resultant gain or loss, if any, is included in income. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, principally five to seven years. Depreciation expense amounted to $5,885 in 2000 and $1,163 in 1999.

          Inventories

               Merchandise inventories are valued at lower of cost or market on the first in, first out (FIFO) method. The Company provides an allowance for obsolete merchandise, as deemed necessary, with an allowance of approximately $25,000 recorded as of February 29, 2000.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

          Cash and Cash Equivalents

               Cash and cash equivalents consist of cash in bank and other short-term investments with original maturities of three months or less.

               The Company maintains cash balances at financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each institution.

          Revenue Recognition

               Revenues from the sale of products are recognized at the time of delivery. The Company records an allowance for estimated returns, as required.

          Advertising Expense

               The Company participates in various advertising programs. All costs related to advertising are expensed in the period incurred. Advertising expense amounted to approximately $25,000 in 2000 and $1,000 in 1999.

          Fair Value of Financial Instruments

               The estimated fair values of substantially all of the Company's financial instruments are approximately equal to their carrying values for all periods presented.

          Income Taxes

               Deferred taxes are accounted for in accordance with Statement of Financial Accounting Standards ("Statement") No. 109 "Accounting for Income Taxes." The Statement requires the use of the liability method to account for income taxes. Deferred income taxes are provided for the difference between the tax basis of an asset or liability and its reported amount in the financial statements and at the tax rates that are expected to be in effect when the taxes are actually paid or recovered.

               Deferred income taxes arise principally from differences between financial and income tax reporting, including amounts recorded for inventory, the allowance for doubtful accounts, accrued expenses, the availability of net operating loss carryforwards and certain other temporary differences.

               Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of the requirement for a valuation allowance is an estimate which is reasonably possible to change in the near term.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Earnings (Loss) Per Share

               The Company follows Statement of Financial Accounting Standards No. 128 ("FAS No. 128") "Earnings Per Share". Basic and fully diluted loss per share amounts are computed based on net loss and divided by the weighted average number of shares actually outstanding. The number of shares used in the computation was 116,713,182 in 2000 and 81,278,221 in 1999.

               The assumed conversion of convertible debt into 6,500,000 common shares in 2000 and 3,000,000 common shares in 1999 and the exercise of outstanding options to purchase 19,250,000 common shares in 2000 and 10,950,000 common shares in 1999 were not included in the computation of diluted earnings (loss) per share in 2000 and 1999 because the assumed conversion and exercise would be anti-dilutive due to net losses incurred in both years.

          Significant Customer

               Approximately $81,000 (27%) of the Company's sales for the year ended February 29, 2000 was to one customer.

          Management Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE  2.  GOING CONCERN

               The Company's financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates the continuation of the Company as a going concern. Since inception, the Company has not generated sufficient revenues to meet its operating expenses and has incurred significant operating losses and net losses. At February 29, 2000, the Company has a shareholders' deficiency of $851,886 and a working capital deficiency of $869,672. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  2.  GOING CONCERN (Continued)

               To generate additional revenues and the working capital needed to continue and expand operations, the Company has accomplished the following:

               o Signed a licensing agreement with Time Warner's New Line Cinema Division in May 1999 for the right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the Austin Powers films;

               o Signed a licensing agreement with Marvel Characters in November 1999 providing the right to manufacture, sell and distribute in the United States and Canada certain collectibles relating to the X-Men film scheduled to be released in June 2000;

               o Signed a licensing agreement with Creative Licensing Corp and Canal+ DA for the right to manufacture, sell and distribute worldwide certain collectibles relating to the Terminator films;

               o The Company entered into an internet site license agreement on December 16, 1999 to use the website, rights, logos, and customer base of www.mini-v.com through December 31, 2001. The consideration was 400,000 shares of Company common stock with fair value of $16,000 as determined by the quoted market price of such shares at the date of their issuance. "Mini-V" is actor Verne Troyer, a.k.a. Mini-Me, the diminutive star of the Austin Powers sequel;

               o The Company has developed and currently operates the following websites in addition to the CollectibleConcepts.com website:

                     o   powersclub.com

                     o   mini-v.com

                     o   collectbaseball.com;

               o The Company has reserved several additional website names for future use, including the following:

                     o   collectyankees.com

                     o   terminatorclub.com

                     o   x-menclub.com;

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  2.  GOING CONCERN (Continued)

               o The Company has signed an agreement with an experienced management/consulting firm for the purpose of raising $5,000,000 of additional capital to fund future operations, including acquisitions. As of February 29, 2000, the Company has received $600,000 with $400,000 received subsequent to year-end (in March 2000).

NOTE  3.  ACCOUNTS RECEIVABLE - FACTORING AGREEMENT

               The Company has entered into a "Purchase and Sale Agreement" (the "agreement") with a factor whereby the Company is permitted to, but not required to, sell certain accounts receivable to the factor subject to approval by the factor. The advance rate is 75% of the face value of the specific accounts. There is no recourse to the Company in the event of insolvency, as defined in the agreement, by the customer. There is recourse to the Company for all other events of non-payment by the customer. At February 29, 2000, there were no accounts/amounts outstanding under this agreement. The agreement expires July 1, 2000.

               Subsequent to February 29, 2000, the Company terminated the agreement in accordance with certain provisions in the agreement.


NOTE  4.  NOTE RECEIVABLE

               During fiscal 1995, the Company loaned $55,000 to JMJ Films, Inc. for the production of a motion picture. The terms of the agreement require that the Company will be repaid from the first revenues generated by the release of the picture. The note agreement also stipulates the Company will receive a 10% profit participation on gross receipts. The note is non-interest bearing and is secured by Jim and Joyce Music, Inc. No progress has been made regarding the production of this film and, accordingly, the Company has fully reserved the $55,000.


NOTE  5.  NOTES AND LOANS PAYABLE

               At February 29, 2000, notes and loans payable consists of various unsecured notes and loans payable to certain individuals and investors. The notes and loans bear interest at various rates ranging from 8.0% to 12.0% and mature during the fiscal year ending February 28, 2001. Certain of the notes and loans (approximately $76,000) are convertible at $.02 per share into an aggregate of 3,800,000 common shares of the Company at the holder's option generally at the maturity date of the respective note/loan. In connection with the convertible feature, the Company recorded additional interest expense through the period to the note/loan's earliest conversion date of $104,202 in 2000 relating to beneficial conversion features and will record $46,766 in fiscal 2001 relating to such beneficial conversion features.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  5.  NOTES AND LOANS PAYABLE (Continued)

               Included in notes and loans payable is $50,000 due to the Company's President. During 2000 and 1999, the Company accrued interest of approximately $6,000 and $7,500 relating to these loans to its President and at February 29, 2000 approximately $66,000 in accrued interest was payable relating to these loans which is recorded in "accrued interest" in the accompanying balance sheet.

               Subsequent to February 29, 2000, approximately $76,000 of notes and loans payable outstanding at February 29, 2000 were converted into 4,400,000 shares of Company common stock.


NOTE  6.  CONVERTIBLE SUBORDINATED DEBENTURES

               At February 29, 2000, the Company has outstanding $70,000 of convertible debentures which mature at various times through February 2001 are unsecured and bear interest at 12% per annum. Each $1,000 unit is convertible at any time at the holder's option into between 10,000 and 50,000 shares of Company common stock into an aggregate of 2,150,000 common shares. In connection with issuance of the convertible debentures, the Company recorded additional interest expense of $80,000 in 2000 relating to beneficial conversion features since the debentures were immediately convertible upon issuance.

               Subsequent to February 29, 2000, an additional $20,000 of convertible subordinated debentures were issued with substantially the same terms and conditions as the existing debentures. In addition, during March 2000 holders of $25,000 of debentures outstanding at February 29, 2000 have requested conversion of their debentures into 1,250,000 shares Company common stock.

               During the year ended February 28, 1999, the Company issued a $25,000 secured convertible note payable to an individual in July 2000 with interest at 10% per annum. This note and related accrued interest was converted into 2,747,300 shares of Company common stock in February 2000. In addition, the holder of $150,000 of convertible debentures issued in March 1996 converted such debentures and related accrued interest into 1,965,000 shares of Company common stock during the year ended February 28, 1999.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  7.  COMMON STOCK

               In 1995, the Company issued its president and majority shareholder the option to purchase 500,000 shares of common stock any time before December 1, 2005 for $.10 per share. In January 1999, the Company issued an additional 10,000,000 options, which are immediately exercisable, at an exercise price of $.01 per share with an expiration date of January 2004. The agreement also contains an anti-dilution provision that has the effect of increasing the options by 8,650,000 as of February 29, 2000 and 450,000 at February 28, 1999. All additional options have the same expiration date of January 2004. These options have not been exercised and remain outstanding as of February 29, 2000.

               In January 2000, the Company entered into an agreement to issue 50,000 stock options per month for twelve months to a non-employee for consulting services to be rendered during calendar year 2000. The options are exercisable at $.01 per share and have no expiration date. In accordance with SFAS No. 123, "Accounting For Stock-Based Compensation" ("SFAS No. 123"), the Company recorded an expense of $11,500 and an increase to additional paid-in capital for such options issued in January 2000 and February 2000. The method of determining the expense was based on certain assumptions, including a risk free interest rate of 6.5%, volatility of 100%, expected lives of options of 5 years and no expected payments of dividends. The weighted-average grant-date fair value of options granted during 2000 was $.125 per share.

               The Company has adopted the disclosure-only provisions of SFAS No. 123 but applies APB Opinion 25 ("Accounting for Stock Issued to Employees") in accounting for stock options issued to employees. Accordingly, no compensation has been recognized in 1999. Compensation cost that would have been recognized in accordance with the basis of fair value pursuant to SFAS No. 123, if the Company had so elected, would have been approximately $50,000 in 1999 and would not have affected pro-forma net loss per share. The method of determining proforma compensation costs was based on certain assumptions, including a risk free interest rate of 6.5%, expected lives of options of 5 years, volatility of 100% and no expected payment of dividends. The weighted-average grant-date fair value of options granted during 1999 was $.01 per share.

               During 2000 and 1999, the Company received $783,318 (net of $101,000 of financing costs) and $74,600, respectively, from the issuance of 36,787,232 and 8,490,000 shares of common stock through private placements to various investors, respectively.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  7.  COMMON STOCK (Continued)

               From time to time, the Company has issued common stock in exchange for the performance of services (internal accounting and financial services, internet website creation, marketing, insurance program review and general management consulting) or as an alternative to the payment of interest on outstanding debt. These transactions have been recorded at the fair value of the services rendered or the fair value of the common stock issued, whatever was more readily evident. For transactions recorded by the fair value of the Company's common stock issued, a 20% discount was applied due to certain trading restrictions placed on such shares which limited the transferability of such shares until after a twelve month holding period. The number of shares of common stock issued in 2000 and 1999 was 30,665,714 and 14,375,000, respectively. The benefits to the Company from these transactions are as follows:

               o Reduced use of cash which allows it to devote the maximum resources to expanding the business;

               o Increased awareness of the Company which provides the opportunity for greater stock support;

               o Creates positive relationships as share price appreciation occurs.

               The dollar value of these activities included in the selling, general and administrative expenses was approximately $2,058,000 in 2000 and $144,000 in 1999.


NOTE  8.  LEASE COMMITMENTS

               The Company leases its offices and certain office equipment under various operating lease agreements expiring through February 2002.

               The minimum annual lease payments due under these lease agreements are as follows:

                   YEAR ENDING
                   FEBRUARY 28,                          AMOUNT
                   ------------                          ------

                       2001                              $28,000
                       2002                               20,000
                                                         -------
                                                         $48,000
                                                         =======

               Rent expense was approximately $19,500 in 2000 and $3,000 in 1999.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE  9.  INCOME TAXES

               The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".

               The Company incurred no income tax expense in 2000 or 1999 due to net operating losses incurred.

               The net deferred tax asset at February 29, 2000 included the following:

               Deferred tax asset                     $3,001,000
               Valuation allowance                    (3,001,000)
                                                      ----------

               Net deferred tax asset, after
                 valuation allowance                  $        -
                                                      ==========

               The tax effects of major temporary differences that gave rise to the Company's net deferred tax asset are as follows:

               Net operating loss carryforwards       $2,842,000
               Accrued expenses                          148,000
               Other                                      11,000
                                                      ----------

                                                      $3,001,000
                                                      ==========

               The Company has experienced significant losses since inception. As a result of various common stock transactions over the years, certain of the accumulated net operating loss carryforwards generated by these losses, which total approximately $7,700,000, may be lost and/or substantially limited. Notwithstanding such effect, any deferred tax asset recorded as a result of potential net operating loss carryforwards would be available to offset future taxable income, would be offset by an equivalent valuation allowance, since Management believes that is more likely than not that such deferred tax asset will not be realized. These carryforwards expire through 2020.


NOTE 10.  COMMITMENTS

          Employment Agreement

               The Company has an employment contract (the "agreement") with its President through January 1, 2005 which provides for minimal annual salary and bonuses based on Company revenues. The agreement also provides for one-year extensions every January 1 unless notice is given by the Company. In addition, the Company granted this person 10,000,000 stock options with anti-dilution provisions (see Note 7).

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 10.  COMMITMENTS (Continued)

          Licensees

               The Company has entered into various licensing agreements (the "agreements") for the right to manufacture, sell and distribute certain collectibles and novelties relating to current and future movie characters. The agreements expire at various dates through December 31, 2002 and generally require the Company pay a royalty of 10% of sales, with certain minimum royalty payments required. The total remaining minimum guaranteed royalty as of February 29, 2000 for all agreements is $140,000. As of February 29, 2000, the Company has paid $30,000 in advances against this minimum. Royalty expense amounted to approximately $37,000 in 2000.

          Consulting Agreement

               During 2000, the Company entered into a consulting agreement with an investment advisor for the period March 2000 through February 2001 requiring monthly payments of $5,000.


NOTE 11.  RELATED PARTY TRANSACTIONS

               The Company has an employment agreement with its President (see
          Note 10), who has elected to defer a portion of his salary in support of the cash needs of the Company. At February 29, 2000 and February 28, 1999, the amount of salary deferred was $234,000 and $126,000, respectively.

               Included in notes and loans payable (Note 5) on the balance sheet at February 29, 2000 is $50,000 due to the Company's President. During 2000 and 1999, the Company accrued interest of approximately $6,000 and $7,500 relating to these loans to its President and at February 29, 2000 approximately $66,000 in accrued interest was payable relating to these loans which is included in "accrued interest" in the accompanying balance sheet.

               During 2000 and 1999, the Company issued 6,600,000 and 1,900,000, respectively, shares of common stock to officers, directors and family members for services rendered (Note 7).

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 12.  SUBSEQUENT EVENTS

               Subsequent to February 29, 2000, the following occurred:

               o The Company received $400,000 in financing from the issuance of 10,000,000 common shares pursuant to a Rule 504 Regulation D filing dated February 8, 2000. The net proceeds to the Company were $340,000;

               o The Company issued $20,000 in one-year subordinated debentures in March 2000, convertible into 200,000 shares of the Company's stock and paying quarterly interest at 12%;

               o In March 2000, the Company received notice from holders of $25,000 of debentures at February 29, 2000 requesting conversion into 1,250,000 shares of Company common stock;

               o In March/April 2000, the Company converted approximately $76,000 of notes and loans payable (see Note 5) into 4,400,000 shares of Company common stock;

               o The Company issued $400,000 of convertible debentures in May 2000 for net cash proceeds of $348,000; the debentures mature April 2001, are secured by substantially all the Company's assets and bear interest at 10% per annum payable quarterly; the debentures are convertible into common stock at the lessor of $.04 per share or 50% of market value (the debt discount of $65,000 assigned to this beneficial conversion feature will be recorded as additional paid-in capital and debt discount and will be amortized as interest expense over the period based on the debenture's earliest conversion date); the debentures also have warrants to purchase 4,000,000 shares of common stock at 110% of the market value on the closing date - the warrants have a five-year life and are exercisable immediately (using an option pricing model, the warrants will be valued at $280,000 using the following assumptions: no expected payment of dividends, expected lives of warrants of three years, a risk free rate of 6.5% and a volatility of 75%) (the $280,000 will be recorded as additional paid-in capital and a debt discount will be amortized to interest expense over the term of the related debentures); the debenture holders also have certain rights in the event the Company files a registration statement.

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 12.  SUBSEQUENT EVENTS (Continued)

               o On June 5, 2000, the Company acquired 100% of the outstanding common shares of Music Art Corporation ("Music Art") for 1,000,000 shares of Company common stock. Music Art is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The acquisition will be accounted for as a purchase. The excess of acquisition cost over the fair value of net assets, assumed to equal its book value, was approximately $377,000, will be amortized over seven years beginning in June 2000.

               o On August 2, 2000, the Company, through a wholly owned subsidiary, purchased the assets and liabilities of Rooter Rattle, L.P. in exchange for $965,000 of consideration, payable as $390,000 in cash, a $30,000 note payable and 3,633,333 shares of common stock to be issued by July 28, 2001 at a value of $545,000. Rooter Rattle is primarily engaged in the business of producing licensed sports novelties with various league and team logos. The acquisition will be accounted for as a purchase. The excess of acquisition cost over the fair value of net assets, assumed to equal it's book value, was approximately $990,000, which will be amortized over seven years beginning in August 2000. The Company also entered into an employment agreement with a former officer of Rooter Rattle, L.P. as part of this transaction.

                   The following unaudited pro-forma summary combined the results of operations of the Company, Music Art Corporation and Rooter Rattle, L.P. as if the acquisitions had occurred on March 1, 1999 after giving effect to certain adjustments, including amortization of goodwill and increased interest expense. The pro-forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of that date. In addition, the pro-forma information is not intended to be a projection of future results.

                                        Year Ended
                                     February 29, 2000
                                     -----------------

                             Revenues                      $1,824,000
                                                           ==========

                             Net Loss                     ($3,552,000)
                                                           ==========

                             Basic and diluted net
                               loss per share                   ($.03)
                                                           ==========

                        COLLECTIBLE CONCEPTS GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

               YEARS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999


NOTE 13.  STATEMENT OF CASH FLOWS

               During 2000 and 1999, the Company entered into the following non-cash transactions:

               o Converted approximately $56,000 and $185,000, respectively of notes and loans payable and related accrued interest into 4,529,183 and 1,965,000 shares of common stock.

               o Issued common stock in 2000 for services to be rendered during the year ending February 28, 2001 ($69,300) (recorded as contra equity at February 29, 2000).

                                 MUSIC ART, LLC

                               THREE MONTHS ENDED
                                 MARCH 31, 2000

                                 MUSIC ART, LLC

                                  BALANCE SHEET

                                 MARCH 31, 2000





                                     ASSETS


CURRENT ASSETS
  Accounts receivable - trade and other, net                 $     210
  Inventories                                                   36,056
  Prepaid royalties                                             21,345
  Deposits                                                         300
                                                             ---------
          Total current assets                                  57,911
                                                             ---------
PROPERTY AND EQUIPMENT, net                                      1,507
                                                             ---------
                                                             $  59,418
                                                             =========



                       LIABILITIES AND MEMBER'S DEFICIENCY

CURRENT LIABILITIES
  Accounts payable and accrued expenses                      $ 114,514

NON-CURRENT LIABILITIES
  Loan payable - parent company                                253,000

COMMITMENTS

MEMBERS' DEFICIENCY                                           (308,096)
                                                             ---------
          Total liabilities and member's deficiency          $  59,418
                                                             =========









                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                STATEMENTS OF OPERATIONS AND MEMBER'S DEFICIENCY

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999



                                                  2000               1999
                                                  ----               ----

SALES                                           $23,051            $334,022

COST OF SALES                                     7,411             122,591
                                              ---------           ---------
GROSS PROFIT                                     15,640             211,431

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                       47,406             245,829
                                              ---------           ---------
NET LOSS                                        (31,766)            (34,398)

MEMBER'S DEFICIENCY, BEGINNING                 (276,330)            (86,127)
                                              ---------           ---------
MEMBER DEFICIENCY, ENDING                     $(308,096)          $(120,525)
                                              =========           =========










                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                            STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999



                                                  2000               1999
                                                  ----               ----

OPERATING ACTIVITIES

  Net loss                                      $(31,766)          $(34,398)
  Adjustments to reconcile net loss to
    net cash provided by (used in) activities:
       Depreciation                                  209                102
  Changes in operating assets and liabilities:
    (Increase) decrease in:
       Accounts receivable                         1,055            (13,107)
       Inventories                                     -             (4,624)
       Prepaid royalties                          16,373             79,292
    Increase in:
       Accounts payable and accrued expenses      13,270             16,576
                                               ---------           --------
         Net cash provided by (used in)
          operating activities                      (859)            43,841
                                               ---------           --------
FINANCING ACTIVITIES
  Net cash used in financing activities,
    repayments of loan payable                        -              (6,000)
                                               ---------           --------
INCREASE (DECREASE) IN CASH                         (859)            37,841
CASH, BEGINNING                                      859             10,512
                                               ---------           --------
CASH, ENDING                                   $       -           $ 48,353
                                               =========           ========











                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999



NOTE 1.           DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                         POLICIES

                  Description of Business

                         Music Art, LLC (the "Company"), a limited liability
                  company, is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The Company sells its products principally at concert venues and through mail order. The Company is a wholly-owned subsidiary of Music Expo, Inc. (Notes 2 and 5).

                  Basis of Presentation

                         The financial statements as of March 31, 2000 and for
                  the three months ended March 31, 2000 and 1999 are unaudited; however, in the opinion of management, such statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the periods presented.

                         The interim financial statements should be read in
                  conjunction with the financial statements for the fiscal year ended December 31, 1999 and the notes thereto.

                  Accounts Receivable

                         The Company's trade accounts are unsecured with an
                  allowance for bad debts provided for those amounts whose collectability is uncertain.

                  Inventories

                         Merchandise inventories are valued at lower of cost or
                  market on the first in, first out (FIFO) method.

                  Property and Equipment and Depreciation

                         Property and equipment consists principally of computer
                  equipment and is stated at cost. Upon sale or retirement, the cost of the asset and the related accumulated depreciation is removed from the accounts and the resultant gain or loss, if any, is included in income. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, principally five years. Depreciation expense amounted to $209 in 2000 and $102 in 1999.

                  Revenue Recognition

                         Revenues from the sale of merchandise are recognized at
                  the time of delivery.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999






NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Income Taxes

                         The Company is treated as a partnership for federal
                  income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the sole member.

                  Risks, Uncertainties and Management Estimates

                         The results of operations for the interim periods are
                  not necessarily indicative of the results that might be expected for future interim periods or for the full year ending December 31, 2000.

                         The preparation of financial statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2.           LOAN PAYABLE - PARENT COMPANY

                         From time to time, the Company borrows from its parent
                  company to fund operations and to pay license royalties. Amounts advanced have no formal repayment terms and are non-interest bearing. The amount outstanding at March 31, 2000 amounted to $253,000. Subsequent to March 31, 2000 and in connection with the liquidation of the Company (Note 5), such amounts owed by the Company to its parent were forgiven by its parent.


NOTE 3.           LEASE COMMITMENTS

                         The Company leases its administrative offices from an
                  officer of the Company, who is also the sole shareholder of the Company's parent company. The lease is on a month-to-month basis. The Company also leases warehouse storage facilities on a month-to-month basis.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999




NOTE 4.           COMMITMENTS

                         On October 1, 1997, the Company entered into a license
                  agreement (the "agreement") with a music merchandising company to produce and sell a high-end line of tour poster art and album cover art of the Rolling Stones containing original or plate signatures on such products. The agreement requires a minimum guarantee of royalties of $361,000. The Company has a remaining payment of $75,000 due as of March 31, 2000, which is included in "accounts payable and accrued expenses" in the accompanying balance sheet. The agreement requires a royalty of 25% of art sales, as defined in the agreement. The agreement terminated on September 30, 1999 and allowed for an inventory liquidation period to March 31, 2000. As of March 31, 2000, the Licensor has the ability to terminate the agreement unilaterally and require the Company to return any unsold inventory to the licensor. The licensor has not indicated its intent to do so and the Company has continued to operate under the agreement by continuing to sell product and pay the required royalties due under the agreement.


NOTE 5.           SUBSEQUENT EVENTS

                         On May 26, 2000, the Company, through its sole member,
                  adopted a plan of complete liquidation and dissolution. All of the Company's assets and certain liabilities were distributed to its member who simultaneously contributed such assets and liabilities to a recently formed company, Music Art Corporation, also wholly-owned by the Company's parent. The loan payable by the Company to its parent company was forgiven at this time.

                         On June 5, 2000, Music Expo, Inc. entered into an
                  Agreement for The Exchange of Shares ("Agreement") to exchange 100% of its outstanding common shares of stock of Music Art Corporation for 1,000,000 shares of Collectible Concepts Group, Inc. ("CCG") common stock. The agreement also provides for an employment agreement with the former officer of the Company.

                                 MUSIC ART, LLC

                          YEAR ENDED DECEMBER 31, 1999



                                TABLE OF CONTENTS



                                                                   PAGE(s)


INDEPENDENT AUDITOR'S REPORT                                        F-44

BALANCE SHEET                                                       F-45

STATEMENT OF OPERATIONS AND MEMBER'S DEFICIENCY                     F-46

STATEMENT OF CASH FLOWS                                             F-47

NOTES TO FINANCIAL STATEMENTS                                     F-48-50

                          INDEPENDENT AUDITOR'S REPORT


To the Member
Music Art, LLC
Havertown, Pennsylvania


        We have audited the accompanying balance sheet of Music Art, LLC (a wholly-owned subsidiary of Music Expo, Inc.) as of December 31, 1999 and the related statements of operations and member's deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Music Art, LLC as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

        As discussed in Note 5 to the financial statements, on May 26, 2000 the Company adopted a plan of complete liquidation and dissolution.



                                                  McGladrey & Pullen, LLP




Blue Bell, Pennsylvania
August 7, 2000

                                 MUSIC ART, LLC

                                  BALANCE SHEET

                                DECEMBER 31, 1999


                                     ASSETS

CURRENT ASSETS
     Cash                                                           $     859
     Accounts receivable - trade and other
       (net of allowance for doubtful accounts of $13,629)              1,265
     Inventories (Note 4)                                              36,056
     Prepaid royalties (Note 4)                                        37,718
     Deposits                                                             300
                                                                    ---------
          Total current assets                                         76,198
                                                                    ---------

PROPERTY AND EQUIPMENT                                                  2,959

Less - accumulated depreciation                                         1,243
                                                                    ---------
          Net property and equipment                                    1,716
                                                                    ---------

               Total assets                                         $  77,914
                                                                    =========

                      LIABILITIES AND MEMBERS'S DEFICIENCY

CURRENT LIABILITIES
     Accounts payable and accrued expenses (Note 4)                 $ 101,244

NON-CURRENT LIABILITIES
     Loan payable - parent company (Note 2)                           253,000

COMMITMENTS (Notes 3 and 4)

MEMBER'S DEFICIENCY (Note 5)                                         (276,330)
                                                                    ---------
               Total liabilities and member's deficiency            $  77,914
                                                                    =========


                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                 STATEMENT OF OPERATIONS AND MEMBER'S DEFICIENCY

                          YEAR ENDED DECEMBER 31, 1999


SALES (Note 4)                                                      $ 697,919

COST OF SALES                                                         227,503
                                                                    ---------

GROSS PROFIT                                                          470,416

SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES (Note 3)                                                660,619
                                                                    ---------

NET LOSS                                                             (190,203)

MEMBER'S DEFICIENCY, BEGINNING                                        (86,127)
                                                                    ---------

MEMBER'S DEFICIENCY, ENDING                                         $(276,330)
                                                                    =========


                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                             STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1999

OPERATING ACTIVITIES
     Net loss                                                       $(190,203)
     Adjustments to reconcile net loss to
          net cash provided by activities:
               Depreciation                                               835
               Provision for doubtful accounts                         13,629
     Changes in operating assets and liabilities:
          (Increase decrease in:
               Accounts receivable                                      5,323
               Inventories                                             (5,509)
               Prepaid royalties                                      103,945
          Increase in:
               Accounts payable and accrued expenses                   77,252
                                                                    ---------

                    Net cash provided by operatiog activities           5,272
                                                                    ---------

INVESTING ACTIVITIES
     Net cash used in investing activities, purchase
          of property and equipment                                      (925)
                                                                    ---------

FINANCING ACTIVTIES
     Net cash used in financing activities,
          repayments of loan payable                                  (14,000)
                                                                    ---------

DECREASE IN CASH                                                       (9,653)

CASH, BEGINNING                                                        10,512
                                                                    ---------

CASH, ENDING                                                        $     859
                                                                    =========



                       See Notes to Financial Statements.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999


NOTE 1.           DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
                  POLICIES

                  Description of Business

                         Music Art, LLC (the "Company"), a limited liability
                  company, is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The Company sells its products principally at concert venues and through mail order. The Company is a wholly-owned subsidiary of Music Expo, Inc. (Notes 2 and 5)

                  Accounts Receivable

                         The Company's trade accounts are unsecured with an
                  allowance for bad debts provided for those amounts whose collectability is uncertain.

                  Property and Equipment and Depreciation

                         Property and equipment consists principally of computer
                  equipment and is stated at cost. Upon sale or retirement, the cost of the asset and the related accumulated depreciation is removed from the accounts and the resultant gain or loss, if any, is included in income. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, principally five years. Depreciation expense amounted to $835 in 1999.

                  Inventories

                         Merchandise inventories are valued at lower of cost or
                  market on the first in, first out (FIFO) method.

                  Cash

                         The Company maintains cash balances at financial
                  institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 at each institution.

                  Revenue Recognition

                         Revenues from the sale of merchandise are recognized at
                  the time of delivery. The Company records an allowance for estimated returns, as required.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999


NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Income Taxes

                         The Company is treated as a partnership for federal
                  income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the sole member.

                  Management Estimates

                         The preparation of financial statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2.           LOAN PAYABLE - PARENT COMPANY

                         From time to time, the Company borrows from its parent
                  company to fund operations and to pay license royalties. Amounts advanced have no formal repayment terms and are non-interest bearing. The amount outstanding at December 31, 1999 amounted to $253,000. Subsequent to December 31, 1999 and in connection with the liquidation of the Company (Note 5), such amounts owed by the Company to its parent were forgiven by its parent.


NOTE 3.           LEASE COMMITMENTS

                         The Company leases its administrative offices from an
                  officer of the Company, who is also the sole shareholder of the Company's parent company. The lease is on a month-to-month basis. Rent expense for these offices amounted to $18,000 in 1999.

                         The Company also leases warehouse storage facilities on
                  a month-to-month basis. Rent expense for these services amounted to $6,000 in 1999.

                                 MUSIC ART, LLC

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1999


NOTE 4.           COMMITMENTS

                         On October 1, 1997, the Company entered into a license
                  agreement (the "agreement") with a music merchandising company to produce and sell a high-end line of tour poster art and album cover art of the Rolling Stones containing original or plate signatures on such products. The agreement requires a minimum guarantee of royalties of $361,000. The Company has a remaining payment of $75,000 due as of December 31, 1999, which is included in "accounts payable and accrued expenses" in the accompanying balance sheet. The agreement requires a royalty of 25% of art sales, as defined in the agreement. The agreement terminated on September 30, 1999 and allowed for an inventory liquidation period to March 31, 2000. As of March 31, 2000, the Licensor has the ability to terminate the agreement unilaterally and require the Company to return any unsold inventory to the licensor. The licensor has not indicated its intent to do so and the Company has continued to operate under the agreement by continuing to sell product and pay the required royalties due under the agreement.

                         Approximately 90% of the Company's 1999 sales were
                  Rolling Stones products relating to the aforementioned license agreement.


NOTE 5.           SUBSEQUENT EVENTS

                         On May 26, 2000, the Company, through its sole member,
                  adopted a plan of complete liquidation and dissolution. All of the Company's assets and certain liabilities were distributed to its member who simultaneously contributed such assets and liabilities to a recently formed company, Music Art Corporation, also wholly-owned by the Company's parent. The loan payable by the Company to its parent company was forgiven at this time.

                         On June 5, 2000, Music Expo, Inc. entered into an
                  Agreement for The Exchange of Shares ("Agreement") to exchange 100% of its outstanding common shares of stock of Music Art Corporation for 1,000,000 shares of Collectible Concepts Group, Inc. ("CCG") common stock. The agreement also provides for an employment agreement with the former officer of the Company.

                        Collectible Concepts Group, Inc.

Financial Statements, Pro-Forma Financial Information and Exhibits.

         On June 5, 2000, Collectible Concepts Group, Inc. (the "Company") acquired 100% of the outstanding common shares of Music Art Corporation ("Music Art") for 1,000,000 shares of Company common stock. Music Art is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The acquisition will be accounted for as a purchase. The Company entered into an employment agreement with a former officer of Music Art.

Pro-Forma Financial Information

         The following unaudited pro- forma consolidated financial information presents the pro-forma consolidated balance sheet at May 31, 2000 giving effect to the acquisition by the Company of all of the material assets, subject to ordinary business liabilities, of Music Art as if it had been consummated on that date. Also presented are the pro-forma consolidated statements of operations for the five months ended May 31, 2000 and for the year ended February 29, 2000 giving effect to such assets, subject to such liabilities, of Music Art as if the acquisition had been consummated as of the beginning of the respective periods presented.

         The Company's fiscal year ends on February 29 and Music Art's fiscal year ends on December 31. The pro-forma consolidated balance sheet of May 31, 2000 combines the balance sheets of the Company and Music Art as of May 31, 2000. The pro-forma consolidated statement of operations for the three months ended May 31, 2000 combines results of the Company for that period with the statement of operations of Music Art for the five months ended May 31, 2000. The pro-forma consolidated statement of operations for the year ended February 29, 2000 combines the results of the Company for its year ended February 29, 2000 and the results of Music Art for its year ended December 31, 1999.

         The pro-forma data is based on the historical combined statements of the Company and Music Art giving effect to the purchase method of accounting and to the assumptions and adjustments (which the Company believes to be reasonable) described in the accompanying notes to the unaudited pro-forma consolidated financial information.

         Under the purchase method of accounting, assets acquired and liabilities assumed will be recorded at their estimated fair value (which approximates book value) at the date of acquisition. The pro-forma adjustments set forth in the following unaudited pro-forma consolidated financial information are estimated and may differ from the actual adjustments when they become known. However, no material differences are anticipated by the Company.

         The following unaudited pro-forma consolidated financial information does not reflect certain cost savings that the Company believes may be realized following the Music Art acquisition. Such cost savings are expected to be realized primarily through the elimination of certain overhead expenses.

         The pro-forma data is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if such acquisition had been consummated on the dates indicated or that may be obtained in the future. The unaudited pro-forma combined financial information should be read in conjunction with the notes thereto, the audited financial statements of Music Art for the year ended December 31, 1999, the unaudited interim financial statements of Music Art for the three months ended March 31, 2000 and the Company's May 31, 2000 and February 29, 2000 financial statements and related notes thereto.

         The following are filed here within:

         o  Unaudited Pro-Forma Consolidated Balance Sheet as of May 31, 2000

         o Unaudited Pro-Forma Consolidated Statement of Operations for the Three Months Ended May 31, 2000

         o Unaudited Pro-Forma Consolidated Statement of Operations for the Year Ended February 29, 2000

         o Notes to Unaudited Pro-Forma Consolidated Financial Information for the Three Months Ended May 31, 2000 and Year Ended February 29, 2000


                        Collectible Concepts Group, Inc.
       Notes to Unaudited Pro-Forma Consolidated Financial Information for
      the Three Months Ended May 31, 2000 and Year Ended February 29, 2000

         The unaudited pro-forma consolidated balance sheet is based on the individual balance sheets of the Company and Music Art, reflect the acquisition of all of the material assets, subject to ordinary business liabilities, of Music Art by the Company (which was completed on June 5, 2000) as if it had taken place as of May 31, 2000 after giving effect to pro-forma adjustments to reflect the following:

         The Company acquired 100% of the outstanding common shares of Music Art for 1,000,000 shares of Company common stock. Music Art is primarily engaged in the business of creating, marketing and distributing limited edition lithographs derived from artwork used on music albums and other music collectibles. The acquisition will be accounted for as a purchase. The excess of acquisition cost over the fair value of net assets, assumed to equal its book value, was $377,055, which will be amortized over seven years.

         The acquisition is reflected as a pro-forma adjustment to the consolidated balance sheets as of May 31, 2000 as an increase to goodwill for $377,055 and an increase to common stock and additional paid in capital for $1,045 and $304,579, respectively.

            The acquisition was accounted for as follows:
Purchase Price:
            1,000,000 shares of common stock at $.30 per share     $300,000
            Acquisition costs                                         5,625
                                                                   --------
            Total purchase price                                    305,625
Plus: net liabilities acquired                                       71,430
                                                                   --------
Goodwill                                                           $377,055
                                                                   ========

         The Company also recorded a pro-forma adjustment to eliminate a non-current liability of Music Art in the amount of $253,000 that was forgiven at the time of the acquisition.

            The Company recorded a pro-forma adjustment to the consolidated statement of operations to selling, general and administrative expenses for amortization of goodwill for the three months ended May 31, 2000 and for the year ended February 29, 2000 in the amounts of $13,466 and $53,865, respectively.

COLLECTIBLE CONCEPTS GROUP, INC.
PRO-FORMA CONSOLIDATING STATEMENT OF OPERATIONS

                                                                            Historical                         Pro-forma
                                                             -------------------------------------    ----------------------------
                                                              Collectible Concepts
                                                                   Group, Inc.         Music Art
                                                             Twelve Months Ended  Twelve Months Ended  Pro-forma
                                                                     2/29/00            12/31/99      Adjustments    Consolidated
                                                                 -------------       -------------    -------------  -------------
SALES                                                            $     296,261       $   697,919    $        --      $     994,180

COST OF SALES                                                          199,224           227,503             --            426,727
                                                                 -------------       -----------    -------------    -------------

              GROSS PROFIT                                              97,037           470,416             --            567,453

SELLING, GENERAL AND ADMINISTRATIVE                                  3,064,285           660,619           53,865        3,778,769
                                                                 -------------       -----------    -------------    -------------

LOSS FROM OPERATIONS                                                (2,967,248)         (190,203)         (53,865)      (3,211,316)

OTHER INCOME (EXPENSES)
              Total other income (expense), interest expense          (248,266)             --               --           (248,266)
                                                                 -------------       -----------    -------------    -------------

NET LOSS                                                         $  (3,215,514)      $  (190,203)   $     (53,865)   $  (3,459,582)
                                                                 =============       ===========    =============    =============

NET LOSS PER SHARE:
              BASIC AND DILUTED                                         ($0.03)                                             ($0.03)
                                                                 =============                                       =============


WEIGHTED AVERAGE SHARES USED IN NET
              LOSS PER SHARE CALCULATIONS:
              BASIC AND DILUTED                                    116,713,182                          1,000,000      117,713,182
                                                                 =============                      =============    =============

COLLECTIBLE CONCEPTS GROUP, INC.
PRO-FORMA CONSOLIDATING BALANCE SHEET

                                                                             Historical                        Pro-forma
                                                                  ------------------------------     ---------------------------
                                                                     Collectible
                                                                      Concepts
                                                                     Group, Inc.      Music Art       Pro-forma
                                                                       5/31/00         5/31/00       Adjustments    Consolidated
                                                                     -----------     -----------     -----------     -----------
                                    ASSETS

CURRENT ASSETS
              Cash and cash equivalents                              $   354,747     $       237     $      --       $   354,984
              Accounts receivable - trade, net                            16,082           3,436            --            19,518
              Inventories                                                393,424          36,056            --           429,480
              Prepaid royalties                                           40,766          10,095            --            50,861
              Prepaid expenses and other                                  48,967             300            --            49,267
                                                                     -----------     -----------     -----------     -----------

                   Total current assets                                  853,986          50,124            --           904,110
                                                                     -----------     -----------     -----------     -----------

PROPERTY AND EQUIPMENT, NET                                               64,965           1,368            --            66,333
                                                                     -----------     -----------     -----------     -----------

GOODWILL                                                                    --              --           377,055         377,055
                                                                     -----------     -----------     -----------     -----------

                   Total assets                                      $   918,951     $    51,492     $   377,055     $ 1,347,498
                                                                     ===========     ===========     ===========     ===========



                   LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES
              Notes and loans payable, current portion               $   323,865     $      --       $      --       $   323,865
              Convertible debentures                                     192,991            --              --           192,991
              Accounts payable and accrued expenses                      422,091         122,923            --           545,014
              Accrued payroll                                            286,556            --              --           286,556
              Payroll taxes payable                                       76,767            --              --            76,767
              Accrued interest                                            83,329            --              --            83,329
              Accrued royalties                                            5,462            --              --             5,462
                                                                     -----------     -----------     -----------     -----------

                   Total current liabilities                           1,391,061         122,923            --         1,513,984
                                                                     -----------     -----------     -----------     -----------

NON-CURRENT LIABILITIES                                                   21,289         253,000        (253,000)         21,289
                                                                     -----------     -----------     -----------     -----------

SHAREHOLDERS' DEFICIENCY
              Capital stock                                              187,281            --             1,045         188,326
              Additional paid-in-capital                               8,610,393            --           304,579       8,914,972
              Accumulated deficit                                     (9,236,473)       (324,431)        324,431      (9,236,473)
              Deferred compensation/services                             (54,600)           --              --           (54,600)
                                                                     -----------     -----------     -----------     -----------

                   Total shareholders' deficiency                       (493,399)       (324,431)        630,055        (187,775)
                                                                     -----------     -----------     -----------     -----------

                   Total liabilities and shareholders' deficiency    $   918,951     $    51,492     $   377,055     $ 1,347,498
                                                                     ===========     ===========     ===========     ===========


COLLECTIBLE CONCEPTS GROUP, INC.
PRO-FORMA CONSOLIDATING STATEMENT OF OPERATIONS

                                                                          Historical                            Pro-forma
                                                             -------------------------------------  ------------------------------
                                                             Collectible Concepts
                                                                  Group, Inc.         Music Art
                                                              Three Months Ended  Five Months Ended   Pro-forma
                                                                    5/31/00            5/31/00       Adjustments      Consolidated
                                                             ------------------  -----------------  -------------    -------------
SALES                                                          $       9,630      $      35,393     $        --      $      45,023

COST OF SALES                                                          8,689             12,157              --             20,846
                                                               -------------      -------------     -------------    -------------

              GROSS PROFIT                                               941             23,236              --             24,177

SELLING, GENERAL AND ADMINISTRATIVE                                  877,433             83,738            13,466          974,637
                                                               -------------      -------------     -------------    -------------

LOSS FROM OPERATIONS                                                (876,492)           (60,502)          (13,466)        (950,460)

OTHER INCOME (EXPENSES)
              Total other income (expense), interest expense        (166,695)              --                --           (166,695)
                                                               -------------      -------------     -------------    -------------

NET LOSS                                                       $  (1,043,187)     $     (60,502)    $     (13,466)   $  (1,117,155)
                                                               =============      =============     =============    =============

NET LOSS PER SHARE:
              BASIC AND DILUTED                                       ($0.01)                                               ($0.01)
                                                               =============                                         =============


WEIGHTED AVERAGE SHARES USED IN NET
              LOSS PER SHARE CALCULATIONS:
              BASIC AND DILUTED                                  181,554,000                            1,000,000      182,554,000
                                                               =============                        =============    =============

